UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________________________
FORM 11-K
 ______________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number 001-16167
  ______________________________________

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
MONSANTO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MONSANTO COMPANY
800 North Lindbergh Blvd.
St. Louis, MO 63167

MONSANTO SAVINGS AND INVESTMENT PLAN
FINANCIAL STATEMENTS AS OF DEC. 31, 2012 AND 2011,
AND FOR THE YEAR ENDED DEC. 31, 2012, AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DEC. 31, 2012, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MONSANTO SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Monsanto Savings and Investment Plan,
Pension and Savings Funds Investment Committee of Monsanto Company,
and Monsanto Company Employee Benefits Plans Committee

We have audited the accompanying statements of net assets available for benefits of Monsanto Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of (1) Delinquent Participant Contributions as of December 31, 2012, (2) Assets (Held at End of Year) as of December 31, 2012, (3) Assets (Acquired and Disposed of Within Year) for the Year Ended December 31, 2012, and (4) Reportable Transactions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
St. Louis, Missouri
June 11, 2013

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of Dec. 31,
	2012	2011
(Dollars in thousands)
ASSETS:
Investments:
Common stock — Monsanto Company — Allocated	$835,653	$661,562
Common stock — Monsanto Company — Unallocated	—	38,620
Total common stock — Monsanto Company	835,653	700,182
Cash and temporary investments	59,662	49,952
Debt securities including U.S. Government securities	62,613	55,192
Common and preferred stock — other	556,403	469,629
Collective investment funds	577,522	470,382
Synthetic guaranteed investment contracts at fair value	429,592	548,842
Guaranteed insurance contracts held separately at fair value	141,498	—
Total investments	2,662,943	2,294,179
Receivables:
Employee contribution receivable	—	2,818
Employer contribution receivable	65,439	60,935
Dividends, interest and trades receivable	8,933	3,826
Loans to participants, interest rates from 3.25% to 9.5%, maturities through October 2018	28,764	28,680
Total receivables	103,136	96,259
Total assets	2,766,079	2,390,438
LIABILITIES:
Deferred employer contribution	65,439	60,935
ESOP debt	—	1,530
Amount payable for investment securities transactions	3,313	3,732
Total liabilities	68,752	66,197
NET ASSETS AVAILABLE FOR BENEFITS REFLECTING INVESTMENTS AT FAIR VALUE	2,697,327	2,324,241
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	(35,762)	(35,301)
NET ASSETS AVAILABLE FOR BENEFITS	$2,661,565	$2,288,940
See Accompanying Notes to Financial Statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31,
2012
(Dollars in thousands)
CONTRIBUTIONS:
Employee contributions	$103,544
Employer contributions	18,114
Rollovers from other plans	5,666
Total contributions	127,324
INVESTMENT INCOME:
Appreciation in fair value of investments
Common stock — Monsanto Company	233,357
Debt securities	1,955
Common and preferred stock — other	84,079
Collective investment funds	64,830
Total appreciation in fair value of investments — net	384,221
Interest	24,844
Dividends	22,603
Total investment income	431,668
INTEREST ON LOANS TO PARTICIPANTS	1,019
OTHER DEDUCTIONS:
Interest expense on ESOP debt	(23)
Administrative and investment management expenses	(5,909)
Benefits paid to participants	(181,454)
Total other deductions	(187,386)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	372,625
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,288,940
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,661,565
See Accompanying Notes to Financial Statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DEC. 31, 2012 AND DEC. 31, 2011 AND FOR THE YEAR ENDED DEC. 31, 2012
NOTE 1. INFORMATION REGARDING THE PLAN
GENERAL
The following description of the Monsanto Savings and Investment Plan (the “Plan” or the “SIP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan was established as of June 11, 2001, as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan (“Pharmacia Plan”) for the benefit of certain employees and former employees (“Transferred Participants”) of Monsanto Company (“Monsanto” or the “Company”). Effective July 1, 2001, the assets of the Pharmacia Plan that were allocated to the accounts of the Transferred Participants were transferred to the trust established under the Plan. Also effective July 1, 2001, a portion of the unallocated assets and liabilities (primarily debt) of the leveraged employee stock ownership plan (“ESOP”) component of the Pharmacia Plan were transferred to the Plan.
ADMINISTRATION
Monsanto is the sponsor of the Plan. The Monsanto Company Employee Benefits Plans Committee (“Administrative Committee”) is responsible for administering the Plan in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and Plan documents. Fidelity Workplace Investing LLC serves as the record keeper of the Plan. The Monsanto Pension and Savings Funds Investment Committee (“Investment Committee”) is responsible for monitoring Plan investments. The trustee of the Plan is The Northern Trust Company (“Northern”).
PARTICIPANT ACCOUNTS
The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. U.S. employees classified as “regular employees” and who have attained age 18 generally are eligible to participate in the Plan upon employment. U.S. employees classified as “temporary employees” and who have attained age 18 generally are eligible to participate in the Plan after 1,000 hours of service. The cost of Plan administration is borne by Plan participants.
Each participant’s account is credited with the participant’s contributions, Company contributions and the pro-rata share of any Plan investment earnings and is reduced by the pro-rata share of any Plan investment losses, transaction costs and certain administrative and investment management expenses. Participants’ accounts are also reduced by the record keeping administrative expense on a fixed fee basis. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
EMPLOYEE CONTRIBUTIONS
The Plan provides for voluntary employee contributions generally ranging from one percent to 25 percent of an employee’s eligible pay. Employees have an option to make before-tax contributions or after-tax contributions. Subject to annual limits on before-tax contributions and the results of required Internal Revenue Service (“IRS”) discrimination testing, contributions may be all before-tax, all after-tax, or a combination of both. Plan participants other than those also participating in the Company’s ERISA Parity Savings and Investment Plan may change the amounts of their contributions on a daily basis. Generally, participant contributions to the Plan may be invested in one percent increments and, during 2012 and 2011, could be allocated in any combination to the following investment fund options at the direction of the participant: a stable value fund, a bond index fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund, a treasury inflation-protected securities (TIPS) bond fund, a value equity fund, a small cap growth equity fund, a small cap value equity fund, the Monsanto Stock Fund, which invests primarily in Monsanto common stock, and four asset allocation funds consisting of varying pre-set mixes of certain of the aforementioned investment funds. The four asset allocation funds allow participants varying degrees of risk and return. The Plan includes targeted “roundtrip” participant trading restrictions. A roundtrip is defined as an exchange in and then out of a fund in less than a 30-day period. Under these restrictions, participants are limited to one roundtrip transaction per fund within any 90-day rolling period and four roundtrip transactions across all funds over a rolling 12-month period. These targeted restrictions apply to all investment options except the Stable Value Fund. Generally, participants may transfer their contributions, Company contributions and any earnings thereon among the investment options on a daily basis, subject to the roundtrip trading restrictions described above.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The Plan has an automatic enrollment feature with respect to newly hired employees. If the employee is eligible to participate in the SIP, he or she will be automatically enrolled in the Plan at a four percent before-tax salary deferral rate, 45 days after date of hire or rehire (or for temporary employees hired on or after July 1, 2007, 45 days after completing 1,000 hours of service) unless, within such 45 day period he or she elects a different percentage salary deferral rate or elects not to participate.
Participants may be eligible to make a before-tax catch-up contribution if they are at least age 50 on or before the end of the calendar year and either currently contributing at least seven percent of their eligible pay per pay period to the SIP or had reached the IRS annual limit on before-tax contributions ($17,000 in 2012). For 2012, eligible participants could have elected a before-tax catch-up contribution of up to $5,500. The catch-up contributions are not eligible for Company matching contributions and are subject to the same rules as other before-tax contributions. The annual catch-up contribution limit may increase in future years in accordance with limits prescribed by the IRS.
The before-tax option allows participants to elect to make before-tax contributions from eligible gross pay before most income taxes are deducted. Participants generally cannot withdraw before-tax contributions without income tax penalties until age 59½, disability, death, separation from service after age 55, or for payments that are part of a series of substantially equal periodic payments made for the life of the employee or the joint lives of the employee and a designated beneficiary. After-tax contributions are made from participants’ eligible pay after income taxes are deducted. Withdrawal of after-tax employee contributions can be made with no penalty.
COMPANY CONTRIBUTIONS AND VESTING
For employees hired prior to July 8, 2012, through 2012, contributions to the Plan, up to a maximum of seven percent of eligible pay, were matched 60 percent by the Company. Prior to July 8, 2012, the Company matching contributions were invested in the Monsanto Stock Fund. Participants may transfer matching contributions and all other amounts from the Monsanto Stock Fund into any other investment option available under the Plan at any time, whether or not they are fully vested in those amounts. Effective July 8, 2012, Company matching contributions were made as a cash contribution to the Plan and invested pursuant to the participant's current investment elections. For employees hired on or after July 8, 2012 (New Hires), contributions to the Plan, up to a maximum of eight percent of eligible pay, were matched 80 percent by the Company. Company matching contributions were made and invested pursuant to the participant's current investment elections. In 2012 and 2011, Company matching contributions of $35.9 million and $33.4 million, respectively, were applied to the Plan.
New Hires are also eligible for an age-based, Company core non-elective contribution, provided that they are employed on the last day of the Plan year. The last day requirement is waived in the case of death, disability, involuntary termination without cause and voluntary termination after attainment of age 55 with at least five years of service. Company core non-elective contributions for 2012 were $0.2 million.
Participants hired prior to July 8, 2012 were also eligible for a Company discretionary matching contribution for 2012 and 2011. (New Hires were not eligible for the Company discretionary matching contribution for 2012.) In December 2012 and 2011, the Company determined that a discretionary matching contribution of an additional 40 percent and 30 percent, respectively, on the first ten percent of eligible pay would be made to eligible active participants employed by the Company on Dec. 31, 2012, and 2011, as applicable. The values of the discretionary matching contributions were $32.1 million and $22.5 million, respectively. For 2012, a portion of the Company discretionary matching contribution was made through an allocation of previously unallocated Monsanto common stock released by the ESOP, based on the value of a share of Monsanto common stock on Dec. 31, 2012, and a portion was made as a cash contribution to the Plan on March 1, 2013 and invested pursuant to the participant's current investment elections. Discretionary matching contributions for 2011 were applied to the Monsanto Stock Fund investment option in eligible participants' accounts in February 2012, through an allocation of previously unallocated Monsanto common stock released by the ESOP, based on the value of a share of Monsanto common stock on Feb. 17, 2012.
Generally, Company contributions vest and become non-forfeitable at the rate of 20 percent per year of service, such that Company contributions are 100 percent vested after five years of service; participants receiving a Qualified Non-Elective Contribution ("QNEC") are fully vested in those amounts. Company contributions immediately vest upon a change of control of the Company, as defined in the Plan.

An actively employed Plan participant with at least five years of service under the Plan may, at any time, withdraw all or a portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions, and vested Company contributions (other than QNECs and qualified matching contributions). An actively employed Plan participant with less than five years of service under the Plan may, at any time, withdraw all or a portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions, and vested Company contributions (other than those Company

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

contributions made to the account during the immediately preceding 24 months, QNECs and qualified matching contributions). At age 59½, a Plan participant may withdraw any portion of his or her Plan account to the extent vested.
LEVERAGED ESOP
Pursuant to the establishment of the Plan in 2001, a portion of the original ESOP debt component of the Pharmacia Plan was transferred to the Plan, and restructured and refinanced. Following the spinoff of Monsanto from Pharmacia on Aug. 13, 2002, the unallocated Pharmacia shares held by the Plan’s ESOP component were gradually converted to shares of Monsanto common stock through open market transactions and through the exchange of Pharmacia stock for Monsanto common stock with certain Pharmacia employee benefit plans at market rates. The unallocated shares of Monsanto common stock, which were converted from Pharmacia shares as described above, held by the Plan’s ESOP component were released for allocation to participant accounts in accordance with the terms of the Plan as principal and accrued interest on the ESOP promissory note were paid.
In December 2004, the Plan’s ESOP debt was restructured and refinanced, (the “2004 refinancing”). The terms of the restructuring were determined pursuant to an arm’s length negotiation between Monsanto and an independent trust company as fiduciary for the Plan.
Under the terms of the 2004 refinancing, Monsanto committed to funding an additional $41 million to the Plan before Dec. 31, 2017, in addition to the contributions, dividends and share values that were to be allocated to participants’ accounts under the Plan after the refinancing. As of Dec. 31, 2012, and 2011, the Plan has recorded an employer contribution receivable of $60 million and $56 million, respectively, and a deferred employer contribution of $60 million and $56 million, respectively, related to the 2004 refinancing agreement. The employer contribution receivable and deferred employer contribution related to the 2004 refinancing have increased because of the accretion as defined in the agreement.
In November 2008, the Plan’s ESOP debt was again restructured and refinanced (the “2008 refinancing”) with a single ESOP promissory note to Monsanto, payable in the principal amount of $9.5 million, bearing interest at the rate of 4.20% per annum, and having a maturity date of Dec. 31, 2027 (the “4.20% Note”). The terms of the restructuring were determined pursuant to an arm’s length negotiation between Monsanto and an independent trust company as fiduciary for the Plan. In this role, the independent fiduciary determined that the restructuring, including certain financial commitments and enhancements that were or will be made in the future by Monsanto to benefit participants and beneficiaries of the Plan, was completed in accordance with the best interests of Plan participants.
As of Dec. 31, 2012, the 4.20% Note had an outstanding principal balance of zero; the loan was repaid in full as of Dec. 31, 2012. Scheduled maturities on the 4.20% Note were $100,000 semi-annually in each Plan year until the principal had been repaid in full. Interest on the 4.20% Note was payable semi-annually no later than June 30 and December 31 of each year. The borrowing was collateralized by the unallocated shares of Monsanto common stock in the ESOP suspense account. The minimum number of shares allocated to participant accounts under the ESOP in a given year was determined by the Plan’s net debt service (principal and interest) during that year relative to the total amount of the Plan’s remaining debt service as of the beginning of that year. The 2008 refinancing resulted in a decrease in the minimum number of shares to be allocated in 2012 when compared with allocations that previously would have been required.
Under the terms of the 2008 refinancing, Monsanto committed to funding an additional $8 million to the Plan, in addition to the contributions, dividends and share values that were to be allocated to participants’ accounts under the Plan after the refinancing. As of Dec. 31, 2012, $5 million of the commitment remains and must be paid by Dec. 31, 2017, five years after the ESOP debt was repaid in full. As of Dec. 31, 2012 and 2011, the Plan has recorded an employer contribution receivable of $5 million, and a deferred employer contribution of $5 million, related to the 2008 refinancing.

The Plan obtained the funds to repay the ESOP debt to Monsanto primarily through Company contributions to the Plan and dividends paid on Monsanto common stock held in the ESOP. In the year ended Dec. 31, 2012, the Plan paid ESOP principal and interest payments of $1.5 million solely through the use of dividends paid on Monsanto common stock held in the ESOP suspense account. While the ESOP debt repayments were made in three installments, shares of Monsanto common stock were released for allocation to participant accounts throughout the year. In the year ended Dec. 31, 2012, the Plan’s repayment of ESOP debt resulted in the release of approximately 551,000 equivalent shares of Monsanto common stock for allocation to participant accounts. As of Dec. 31, 2012 and 2011, zero shares and approximately 0.5 million shares, respectively, of Monsanto common stock remained unallocated with an approximate market value of zero and $39 million, respectively. Dividends of $0.2 million on Monsanto common stock held in the ESOP are included in Employer contributions for 2012.

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

VOTING RIGHTS
Participants have the right to instruct the Plan’s trustee how to vote the shares of Monsanto common stock represented by units in their accounts. The Trustee will vote the unallocated shares in the same proportion as the allocated shares on which they receive voting instructions from participants.
PARTICIPANT LOANS
Most Plan participants can obtain loans from their accounts for up to five years at an interest rate in effect as of the effective date of the loan, as determined by the Administrative Committee. A participant with a Plan account balance in excess of $2,000 may borrow up to the lesser of 50 percent of the total vested account balance less any outstanding loan balances at the time of the loan, $50,000 minus the participant’s highest outstanding loan balances during the last year, or 100 percent of his or her employee account value excluding the employer portion and any outstanding loan balances at the time of the loan. The minimum loan is $1,000; generally, the maximum number of outstanding loans at any one time is two. No allowance for credit losses has been recorded as of Dec. 31, 2012, or Dec. 31, 2011. If a participant does not provide payment within the applicable cure period and fails to bring the delinquent payment current within the applicable cure period, the unpaid loan balance, plus accrued interest, is deemed distributed to the participant and the participant’s Plan account is reduced by the outstanding loan payment, all in accordance with Plan rules and procedures.
PAYMENT OF BENEFITS
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a certain number of years. If employment is terminated before age 70½, participants can elect to defer receiving benefits if their vested account balance is greater than $1,000.
FORFEITED ACCOUNTS
At Dec. 31, 2012, and 2011, the value of forfeited non-vested accounts totaled $1.2 million and $2.0 million, respectively. As permitted by the terms of the Plan, during the Plan year ended Dec. 31, 2012, and Dec. 31, 2011, the Company determined to apply approximately $2.5 million and $1.2 million, respectively, of forfeited amounts to fund Company matching contributions.
RESCISSION OFFER
In May 2012, the Company discovered that it may have exceeded the amount of shares of common stock registered for offer and sale through the Monsanto Stock Funds investment option in the Plan and, therefore, inadvertently failed to maintain an effective SEC registration statement. The Company voluntarily made a rescission offer to Plan participants, which expired on July 27, 2012, and total resulting payments of less than $1 million were completed in 2012. The Company filed a new registration statement on Form S-8 on June 22, 2012, to register offers and sales under the Plan.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan is invested in various types of financial assets including common stock, debt securities and investment contracts, the values of which are determined by market factors including but not limited to interest rates, overall market volatility, credit ratings, and default rates. The investment values recorded in the financial statements as of Dec. 31, 2012, reflect the market environment, risks and uncertainties at that point in time. It is reasonably possible that subsequent changes in the market environment could result in investment values materially different from those shown in the financial statements.

FULLY BENEFIT-RESPONSIVE INVESTMENT AND INSURANCE CONTRACTS
The Stable Value Fund is invested in synthetic guaranteed investment contracts ("Synthetic GICs") and a guaranteed insurance contract, as described in Note 4 — Guaranteed Investment Contracts and Guaranteed Insurance Contract. In accordance with Financial Services - Investment Companies topic of the Financial Accounting Standards Board (FASB) Accounting Standards

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Codification (ASC), the Statements of Net Assets Available for Benefits present the synthetic guaranteed investment contracts and the separate account insurance contract at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment and insurance contracts from fair value to contract value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment and insurance contracts. This is because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is presented at a contract value basis.
INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. The collective investment trust funds are stated at fair value as determined by the fund’s administrator based on the fair market value of the underlying investments. When available, fair value is determined by quoted market prices. Amounts for securities that have no quoted market price represent estimated fair value. Debt securities without quoted market prices, including those held in the synthetic GICs and the separately held guaranteed insurance contract are generally valued based on yields currently available on comparable securities of issuers with similar credit ratings and similar maturities. See Note 6 — Fair Value Measurements — for further details.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method. In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation on these investments.
The Plan uses certain financial derivative instruments to hedge, acquire or change equity, currency or fixed income positions/durations in the portfolio. However, the Plan’s guidelines do not allow for derivatives to be used to leverage portfolio exposure. All derivatives are recognized in the synthetic guaranteed investment contracts on the Statement of Net Assets Available for Benefits at fair value adjusted to contract value. Changes in fair value of a derivative are recorded currently in the Statement of Changes in Net Assets as interest income.
The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. All investment manager fees are paid by the Plan and are included in administrative and investment management expenses. Certain other expenses are paid by the Company.
NEW ACCOUNTING STANDARDS
In May 2011, the FASB issued an update to the Fair Value Measurements and Disclosures topic of the ASC. This update requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the update provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. Additional disclosure regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs for Level 3 measurements is required as well. The new guidance is effective for reporting periods beginning after Dec. 15, 2011. Accordingly, Monsanto adopted this guidance for the Dec. 31, 2012 plan year.

NOTE 3. NONPARTICIPANT-DIRECTED INVESTMENTS
All funds in the Plan are participant-directed except as noted below. Common stock — Monsanto Company includes both participant and nonparticipant-directed investments and only the nonparticipant-directed portion is shown below.

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Information about the investments and the significant components of the changes in investments relating to the nonparticipant-directed investment amounts in the Plan (as of Dec. 31, 2012, and Dec. 31, 2011, and the year ended Dec. 31, 2012) is outlined in the table below.

	As of Dec. 31,
(Dollars in thousands)	2012	2011
Investments:
Cash and temporary investments	$1,856	$6,646
Common stock — Monsanto Company	528,714	451,594
Dividends and interest receivable	3,990	—
Total Investments	$534,560	$458,240

Year Ended
Dec 31, 2012
(Dollars in thousands)
Changes in Investments:
Interest income	$7
Dividends	7,766
Net appreciation	150,301
Interest expense on ESOP debt	(23)
Administrative and investment management expenses	(1,953)
Benefit payments and transfers	(79,778)
Changes in Investments	$76,320
NOTE 4. GUARANTEED INVESTMENT CONTRACTS AND GUARANTEED INSURANCE CONTRACT
The Stable Value Fund invests in Synthetic GICs and a separate account guaranteed insurance contract. The Synthetic GICs consist of an underlying portfolio of fixed income assets which are held by the trustee and owned by the plan and benefit-responsive wrap contracts (“Contracts”) issued by financial services companies. The separate account guaranteed insurance contract is an investment contract with an insurance company. The insurance company owns the underlying assets, held in a separate account established for the sole benefit of the Plan's Stable Value Fund participants. Separate, individual investment contracts were in place on Dec. 31, 2012, with Monumental Life Insurance Company, Metropolitan Life Insurance and Prudential Insurance Company. The Contracts provide that participants execute plan transactions at contract value. Contract value represents participant contributions made to the fund, plus earnings, less participant withdrawals. Certain employer-initiated events such as a Plan merger or termination could limit the ability of the Plan to transact at contract value or could allow for the termination of the Contract at less than contract value. The Company believes that the occurrence of events that would cause the Plan to transact at less than contract value is probable of not occurring.

The following summarizes the contract value of the Synthetic GICs and the separate account guaranteed insurance contract as of Dec. 31, 2012, and Dec. 31, 2011.
Guaranteed Investment Contracts and Guaranteed Insurance Contract

	As of Dec. 31,
	2012	2011
(Dollars in thousands)
Metropolitan Life (separate account, guaranteed insurance contract)	$131,620	$—
J.P. Morgan Chase Bank	$—	$126,592
Monumental Life Insurance Company	232,313	222,901
Prudential Insurance Company	171,395	164,048
Total	$535,328	$513,541
Each of the Contracts provide for the determination of a gross interest crediting rate (“Contract Rate”) which is reset quarterly based on the current yield and duration of the underlying fixed income portfolio and the spread between the market value and contract value of the underlying fixed income portfolio. The quarterly Contract Rate cannot be less than zero percent. The annualized composite Contract Rate of the three Contracts as of Dec. 31, 2012, and Dec. 31, 2011, was 3.78 percent and 4.38 percent, respectively. Participant accounts are credited with an interest rate which reflects the composite Contract Rates and the return of the transactional cash buffer portfolio. The annualized interest rate credited to participant accounts as of Dec. 31, 2012, and Dec. 31, 2011, was 3.59 percent and 4.19 percent, respectively.
NOTE 5. INVESTMENTS
Investments that represent more than 5 percent of the net assets available for benefits as of either Dec. 31, 2012, or Dec. 31, 2011, were as follows:

	As of Dec. 31,
	2012	2011
(Dollars in thousands)
Common stock — Monsanto Company (partially nonparticipant directed)	$835,653	$700,182
Collective investment funds:
Mellon Equity Index Fund	$139,291	$113,338
As of Jan. 31, 2011, the Plan exited its participation in the securities lending program whereby the Plan’s investment securities were loaned to broker-dealers on a fully collateralized basis with cash and U.S. government securities.

NOTE 6. FAIR VALUE MEASUREMENTS
The Plan determined the fair market values of its investments based on the fair value hierarchy established in the Fair Value Measurements and Disclosures topic of the ASC, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy contains three levels as follows, with Level 3 representing the lowest level of input:
Level 1 — Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 — Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques could include use of option pricing models, discounted cash flow models and similar techniques.

The following tables set forth by level the Plan’s investment assets that were accounted for at fair value on a recurring basis as of Dec. 31, 2012, and Dec. 31, 2011. As required by the Fair Value Measurements and Disclosures topic of the ASC, assets are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets within the fair value hierarchy levels.

	Fair Value Measurements at Dec. 31, 2012 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Offset	Balance as of Dec. 31, 2012
Investments at Fair Value:
Common Stock — Monsanto Company	$835,653	$—	$—	$—	$835,653
Cash and Temporary Investment Funds	—	59,662	—	—	59,662
Debt Securities:
U.S. Government Debt	—	12,973	—	—	12,973
U.S. Agency Debt:
U.S. Agency Debentures	—	781	—	—	781
U.S. Agency Mortgages	—	17,176	—	—	17,176

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

U.S. State & Municipal Debt	—	4,106	—	—		4,106
Foreign Government Debt	—	352	—	—		352
Foreign Corporate Debt	—	3,610	—	—		3,610
U.S. Corporate Debt	—	21,863	—	—		21,863
Asset-Backed Securities	—	1,752	—	—		1,752
Total Debt Securities	—	62,613	—	—		62,613
Common and Preferred Stock — Other:
Domestic Large Capitalization	403,711	—	—	—		403,711
International Developed Markets	126,436	—	—	—		126,436
Emerging Markets	24,550	1,706	—	—		26,256
Total Common and Preferred Stock – Other	554,697	1,706	—	—		556,403
Collective Investment Funds:
Common Stock:
Domestic Large Capitalization	—	217,267	—	—		217,267
Domestic Small Capitalization	—	126,744	—	—		126,744
International	—	60,115	—	—		60,115
Debt Securities Funds	—	173,396	—	—		173,396
Total Collective Investment Funds	—	577,522	—	—		577,522
Synthetic Guaranteed Investment Contracts:
Cash and Temporary Investments	—	52,267	—	(24,703)	(1)	27,564
Debt Securities:
U.S. Government Debt	—	141,550	—	—		141,550
U.S. Agency Debt:
U.S. Agency Debentures	—	22,109	—	—		22,109
U.S. Agency Mortgages	—	105,599	—	—		105,599
U.S. State & Municipal Debt	—	4,649	—	—		4,649
Foreign Government Debt	—	981	—	—		981
U.S. Corporate Debt	—	101,600	—	—		101,600
Foreign Corporate Debt	—	8,085	—	—		8,085
Mortgage-Backed Securities	—	1,649	—	—		1,649
Asset-Backed Securities	—	15,806	—	—		15,806
Derivative Futures	131		—	(131)	(2)	—
Total Synthetic Guaranteed Investment Contracts	131	454,295	—	(24,834)		429,592
Guaranteed Insurance Contract Held Separately:
Debt Securities:
Cash & Temporary Investments	—	5,195	—	—		5,195
U.S. Government Debt	—	86,865	—	—		86,865
U.S. Agency Debentures	—	3,511	—	—		3,511
U.S. Corporate Debt	—	38,642	—	—		38,642
Foreign Corporate Debt	—	7,285	—	—		7,285
Total Guaranteed Insurance Contracts Held Separately	—	141,498	—	—		141,498
Total Investments at Fair Value	$1,390,481	$1,297,296	$—	$(24,834)		$2,662,943

(1)	Offset for cash & temporary investments held within the synthetic guaranteed investment contracts represents unsettled pending purchases and sales.

(2)	Derivative futures have been offset by cash collateral held by the counterparty.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

	Fair Value Measurements at Dec. 31, 2011 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Offset		Balance as of Dec. 31, 2011
Investments at Fair Value:
Common Stock — Monsanto Company	$700,182	$—	$—	$—		$700,182
Cash and Temporary Investment Funds	—	49,952	—	—		49,952
Debt Securities:
U.S. Government Debt	—	3,143	—	—		3,143
U.S. Agency Debt:
U.S. Agency Debentures	—	775	—	—		775
U.S. Agency Mortgages	—	23,279	—	—		23,279
U. S. State & Municipal Debt	—	3,677	—	—		3,677
Foreign Government Debt	—	2,991	—	—		2,991
U. S. Corporate Debt	—	20,370	—	—		20,370
Asset-Backed Securities	—	957	—	—		957
Total Debt Securities	—	55,192	—	—		55,192
Common and Preferred Stock — Other:
Domestic Small Capitalization	891	—	—	—		891
Domestic Large Capitalization	330,465	147	457	—		331,069
International Developed Markets	116,887	—	—	—		116,887
Emerging Markets	19,358	1,424	—	—		20,782
Total Common and Preferred Stock – Other	467,601	1,571	457	—		469,629
Collective Investment Funds:
Common Stock:
Domestic Large Capitalization	—	178,525	—	—		178,525
Domestic Small Capitalization	—	112,748	—	—		112,748
International	—	51,477	—	—		51,477
Debt Securities Funds	—	127,632	—	—		127,632
Total Collective Investment Funds Company	—	470,382	—	—		470,382
Synthetic Guaranteed Investment Contracts:
Cash and Temporary Investments	1,055	35,710	—	(20,295)	(3)	16,470
Debt Securities:
U.S. Government Debt	—	139,326	—	—		139,326
U.S. Agency Debt:
U.S. Agency Debentures	—	27,616	—	—		27,616
U.S. Agency Mortgages	—	180,033	—	—		180,033
U.S. State & Municipal Debt	—	1,254	—	—		1,254
Foreign Government Debt	—	4,135	—	—		4,135
U.S. Corporate Debt	—	131,566	—	—		131,566
Foreign Corporate Debt	—	26,872	—	—		26,872
Mortgage-Backed Securities	—	6,966	—	—		6,966
Asset-Backed Securities	—	14,604	—	—		14,604
Derivative Futures	(166)	—	—	166	(4)	—
Total Synthetic Guaranteed Investment Contracts	889	568,082	—	(20,129)		548,842
Total Investments at Fair Value	$1,168,672	$1,145,179	$457	$(20,129)		$2,294,179

(3)	Offset for cash & temporary investments held within the synthetic guaranteed investment contracts represents unsettled pending purchases and sales.

(4)	Derivative futures have been offset by cash collateral held by the counterparty.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended Dec. 31, 2012, there were no significant transfers in or out of Levels 1 or 2.
Level 3 Gains and Losses — The tables below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended Dec. 31, 2011, and Dec. 31, 2012. As reflected in the table below, the net realized/unrealized gain on Level 3 investment assets and investment liabilities was less than $1 million in 2011 and 2012.

Fair Value Measurements Using Significant Unobservable Inputs
(Dollars in thousands)	Common and Preferred Stock --- Other: Domestic Large Capitalization
Fair Value at Jan. 1, 2011	$—
Total Realized / Unrealized Gains / (Losses)	59
Purchases	398
Settlements	—
Net Transfers Into / (Out of) Level 3	—
Fair Value at Dec. 31, 2011	$457
Net Unrealized Gains (Losses) Still Held Included in Earnings(1)	$59

Fair Value Measurements Using Significant Unobservable Inputs
(Dollars in thousands)	Common and Preferred Stock — Other: Domestic Large Capitalization
Fair Value at Jan. 1, 2012	$457
Total Realized / Unrealized Gains / (Losses)	(116)
Purchases	—
Settlements	—
Net Transfers Into / (Out of) Level 3 (2)	(341)
Fair Value at Dec. 31, 2012	$—
Net Unrealized Gains (Losses) Still Held Included in Earnings(1)	$—

(1)
Represents the amount of total gains or losses for the period, included in Net Appreciation in fair value of Investments on the Statement of Changes in Net Assets Available for Benefits, attributable to change in unrealized gains (losses) relating to assets and liabilities classified as Level 3 that are still held at Dec. 31, 2011, and Dec. 31, 2012.

(2)
The Level 3 assets held at Dec. 31, 2011 were equities securities that were not publicly traded in 2011. These same assets were issued and traded on public markets in 2012 and as such were transfered to Level 1.

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and temporary investments: The carrying value of cash equivalents approximates fair value as maturities are less than three months, and temporary investments (maturities less than 12 months) primarily consist of fixed income deposits and commercial paper which are measured at fair value using observable inputs in an active market. A large portion of the Plan’s temporary investments are short-term collective investment funds—these commingled pools are in turn comprised of short-term fixed income assets that trade on a regular basis in active markets. However, because the commingled vehicles lack any formal listing or associated price quotes, they are classified as Level 2. Other temporary investment holdings are fixed income holdings with maturities of less than 12 months. Because these bonds are not traded on listed exchanges, yet do have observable valuation inputs, these are classified as Level 2 assets.
Debt securities: Debt securities assets consist of U.S. and foreign corporate credit, U.S. and foreign government issues (including related Agency Debentures and Mortgages), mortgage-backed securities, asset-backed securities and U.S. State and Municipal securities. U.S. treasury and U.S government agency bonds, as well as foreign government issues, are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors. While some corporate issues are formally listed on exchanges, dealers exchange bid and ask offers to arrive at executed transaction prices. Collateralized securities (both mortgage-backed and asset-backed) are valued using models with readily observable market data as inputs. All Foreign Government and Foreign Corporate Debt securities are denominated in

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

U.S. dollars. Although most of the debt securities held in the Plan are included in Synthetic GICs and the separately held guaranteed insurance contract in the Statement of Net Assets Available for Benefits, there are other debt securities held outside the Synthetic GICs and separate account insurance contract. All debt securities included in the Plan are classified as Level 2.
Common and Preferred stock and Monsanto Company Stock: The Plan’s common stock consists of investments in listed U.S. and foreign company stock, including Monsanto stock. These investments include both small-capitalization stocks (defined as companies with market capitalizations less than $2 billion) and large-capitalization stocks (companies with market capitalizations greater than $2 billion) as well as international developed and emerging markets. All such investments that are valued using observable, unadjusted quoted prices from the various public stock exchanges, both domestic and foreign (e.g., NYSE, NASDAQ, LSE), represent active market trades and are classified as Level 1. Some common and preferred stock holdings are valued based on quoted prices for similar instruments in active markets, and thus are classified as Level 2. In 2011 some common stock was acquired through private placement and are unlisted securities, and thus there is not significant observable information. These assets were classified as Level 3.

Collective investment funds: Some investment options are structured as commingled pools, or funds—this encompasses the International Equity Fund, the Equity Index Fund, the Value Equity Fund, the Small-Cap Growth Equity Fund, the Small-Cap Value Equity Fund, the Treasury Inflation-protected Securities Fund (TIPS), and the pre-mix portfolios (Conservative, Moderate, Moderate Aggressive and Aggressive). These funds are comprised of other broad asset category types, such as common and preferred stock, debt securities, derivatives and cash and temporary investments (see related sections). Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes, and are therefore all classified as Level 2.
Synthetic guaranteed investment contracts and guaranteed insurance contract: The assets in this category represent the Stable Value Fund investment option. Almost all underlying assets are comprised of cash and temporary investments, debt securities and derivatives (see related sections). Assets within the Synthetic GICs and guaranteed insurance contract are assessed individually to assign level determination for the purposes of the Fair Value Measurements and Disclosures topic of the ASC, the discussion of which is incorporated into the appropriate asset categories.
Derivatives: The Plan holds interest rate futures contacts. Derivative securities are included within the GICs on the Statement of Net Assets Available for Benefits. Interest rate futures, and all listed options are measured at fair value using quoted market prices and are classified as Level 1.
NOTE 7. FINANCIAL INSTRUMENTS
During the years ended Dec. 31, 2012, and Dec. 31, 2011, the Plan at times utilized exchange-traded financial futures (fixed income interest rate, and equity index), as well as options on similar underlying futures contracts. Derivatives are used at the discretion of those managers so authorized to help meet the objectives of the portfolios, and to manage exposures to interest rate sensitivity and market fluctuations. Other intended uses included creating synthetic market exposures, altering aggregate bond portfolio duration, or temporarily hedging certain exposures within the portfolio. The Plan’s investment policy states that financial instruments are neither held nor issued by the Plan for trading purposes, and no instruments may be used in such a manner that creates financial leverage, whereby the notional value of derivative contracts at inception of the derivative exceeds the fair value of the total being hedged. The fair values of all derivatives are included under Synthetic GICs on the Statements of Net Assets Available for Benefits. Gains or losses on derivatives are recognized as interest in the Statement of Changes in Net Assets Available for Benefits.
As of Dec. 31, 2012, and Dec. 31, 2011, the Plan held standardized interest rate futures. Derivative securities are included within the Synthetic GICs on the Statement of Net Assets Available for Benefits. Interest rate futures are measured at fair value using quoted market prices.

The notional amounts of the Plan’s derivative instruments outstanding as of Dec. 31, 2012, and Dec. 31, 2011, were as follows:

	As of Dec. 31,
(Dollars in millions)	2012	2011
Derivatives Not Designated as Hedges:
Interest rate futures(1)	$(27,348)	$(47,199)
Total Derivatives	$(27,348)	$(47,199)

(1)	Interest rate futures were held in a net short position at Dec. 31, 2012, and 2011, and shown as a negative amount.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The fair values of the Plan’s derivative instruments outstanding as of Dec. 31, 2012, and Dec. 31, 2011, were as follows:

		As of Dec. 31,
(Dollars in millions)	Net Assets Available for Benefits Location	2012	2011
Derivatives Not Designated as Hedges:
Interest rate futures	Synthetic guaranteed investment contract(1)	$131	$(166)
Total Asset (Liability) Derivatives		$131	$(166)

(1)
As allowed by the Derivatives and Hedging topic of the ASC, futures derivative assets have been offset by cash collateral held by the counterparty. Therefore, all derivatives are included in Synthetic GICs within the Statements of Net Assets Available for Benefits. See Note 6 — Fair Value Measurements — for a reconciliation to amounts reported in the Statements of Net Assets Available for Benefits as of Dec. 31, 2012, and Dec. 31, 2011.

The gains and losses on the Plan’s derivative instruments for the years ended Dec. 31, 2012, and Dec. 31, 2011, were as follows:

	Amount of Gain (Loss) Recognized Year Ended Dec. 31,
(Dollars in thousands)	2012	2011	Changes in Net Assets Available for Benefits Classifications
Derivatives Not Designated as Hedges:
Interest rate futures	$(865)	$(2,869)	Interest
Foreign currency forwards	2	2	Interest
Equity contracts	86	13	Interest
Total Derivatives Not Designated as Hedges	$(777)	$(2,854)
Total Derivatives	$(777)	$(2,854)
NOTE 8. INFORMATION REGARDING TAX STATUS
On Oct. 17, 2003, the IRS issued Monsanto a favorable determination letter stating that the Plan as then designed, was qualified for federal income tax purposes in compliance with section 401(a) of the Internal Revenue Code (“IRC”). Pursuant to IRS procedures, on Jan. 9, 2008, Monsanto filed an application for a new determination letter for the Plan, which was amended and restated effective Jan. 1, 2006. That application is still pending review by the IRS. Notwithstanding the pending application and pursuant to IRS procedures, on Jan. 31, 2013, Monsanto filed an application for a new determination letter for the Plan, which was amended and restated effective June 1, 2012.  The Company believes that the Plan is currently designed in compliance with the applicable requirements of the IRC, and the Administrative Committee believes that the Plan is being operated in accordance with its terms. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require the evaluation of tax positions taken by the Plan and recognition of a tax liability if the Plan has taken an uncertain tax position that is not more likely than not to be sustained upon examination by the IRS. The Company, on behalf of the Plan, has analyzed the tax positions taken by the Plan, and has concluded that as of Dec. 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 9. PRIORITIES UPON TERMINATION OF THE PLAN
If the Plan is terminated, all participants’ account balances will be fully vested, and all participants would then be entitled to a full distribution of their account balances in accordance with ERISA and the Internal Revenue Code as more fully described and set forth in the Plan document.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10. PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS
The Company is not aware of any nonexempt prohibited transactions with parties-in-interest during the period from Jan. 1, 2012, to Dec. 31, 2012. As of Dec. 31, 2012, and Dec. 31, 2011, the Plan holds $836 million and $700 million, respectively, of common stock of Monsanto, the Plan sponsor.
Monsanto was the holder of the Plan’s ESOP debt. During 2012, the Company paid approximately $8 million in dividends with respect to shares held by the ESOP.
Certain Plan investments are units of collective investment funds managed by Northern specifically for employee benefit trusts. Northern is also the Plan trustee as defined by the Plan and, therefore, these collective investment funds qualify as exempt party-in-interest investments. Fees for Northern’s investment management services are paid by the Plan as described in Note 2 — Summary of Significant Accounting Policies.
FMR Corp. and its affiliates (individually and collectively, “Fidelity”) own less than six percent of the Company's outstanding common stock. Fidelity Workplace Investing, LLC, a subsidiary of FMR Corp., currently provides recordkeeping, third party administrative and other plan-related services to or on behalf of the Plan.
As of Jan. 31, 2011, the Plan no longer participates in the securities lending program.
NOTE 11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the Plan’s investments at fair value per the financial statements with the investments as reported on the Form 5500 Schedule of Assets as of Dec. 31, 2012, and 2011.

	As of Dec. 31,
(Dollars in thousands)	2012	2011
Net assets available for benefits:
Investments, at fair value per financial statements	$2,662,943	$2,294,179
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,762)	(35,301)
Loans to participants	28,764	28,680
Total investments per Form 5500 Schedule of Assets (Held at End of Year)	$2,655,945	$2,287,558
NOTE 12. SUBSEQUENT EVENTS
The Company discretionary matching contribution is not expected to be made with respect to Plan years after 2012. Effective with the first payroll in 2013, in the case of employees who were eligible for the Plan prior to July 8, 2012 and who make employee contributions to the Plan, the Company will match 80 percent of such employee contributions, up to a maximum of eight percent of eligible pay.

*****

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 1
Form 5500, Schedule H, Part IV, Line 4a –
Schedule of Delinquent Participant Contributions as of Dec. 31, 2012

5500 Supplemental Schedules
Schedule of Delinquent Participant Contributions
as of 31-Dec-12	in whole dollars

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

569	—	569	—	—

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 2
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year) as of Dec. 31, 2012

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
#REORG/ LIBERTY NAME CHANGE WITH CUSIP LIBERTY MEDIA 2M1VA81 EFF 01/14/2013	12,468	1,317,694	1,446,413
#REORG/ LIMITED NM CHNG WITH CSP CHNG L BRAND INC 2N1ZA51 EFF 28/03/2013	39,670	1,941,019	1,866,870
1ST QUANTUM MINLS COM NPV	9,500	244,244	209,044
5TH 3RD BANCORP COM	35,200	480,749	534,688
ABBOTT LAB COM	34,623	2,241,861	2,267,807
ACCENTURE PLC SHS CL A NEW	17,405	992,600	1,157,433
ACCOR EUR3	15,320	620,142	539,183
ACE LTD COM STK	2,800	182,051	223,440
ADECCO SA CHF1.00 (REGD)	11,630	693,144	610,373
ADOBE SYS INC COM	52,000	1,477,836	1,959,360
ADR AEGON N V NY REGISTRY SHS SHS	227,318	1,628,581	1,463,928
ADR ANHEUSER BUSCH INBEV SA/NV SPONSOREDADR	16,990	1,499,816	1,485,096
ADR ASTRAZENECA PLC SPONSORED ADR UK	4,600	205,074	217,442
ADR BAIDU INC SPONSORED ADR	10,620	1,005,153	1,065,080
ADR BURBERRY GROUP PLC SPONSORED	1,694	62,549	69,081
ADR CREDIT SUISSE GROUP SPONSORED ADR ISIN US2254011081	5,760	162,537	141,466
ADR ELAN CORP PLC ADR REPRESENTING SHS	55,470	562,832	566,349
ADR EMBRAER S A SPONSORED ADR REPSTG 4 COM SHS	32,340	940,185	922,013
ADR FOMENTO ECONOMICO MEXICANA SAB DE CV	6,100	341,448	614,270
ADR GLAXOSMITHKLINE PLC SPONSORED ADR	103,000	4,735,538	4,477,410
ADR HDFC BK LTD ADR REPSTG 3 SHS	22,000	800,292	895,840
ADR HSBC HLDGS PLC SPONSORED ADR NEW	19,378	1,326,168	1,028,390
ADR ICICI BK LTD	26,030	1,367,735	1,135,168
ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR	19,535	366,349	557,334
ADR KB FINL GROUP INC SPONSORED ADR REPSTG 1 COM SH ADR	16,770	784,642	602,043
ADR KONINKLIJKE PHILIPS ELECTRS N V N Y REGISTRY SH NEW 2000	45,000	929,431	1,194,300
ADR NOKIA CORP SPONSORED ADR	230,900	1,626,230	912,055
ADR NOVARTIS AG	86,800	4,784,444	5,494,440
ADR NOVO-NORDISK A S ADR	3,785	465,309	617,750
ADR PANASONIC CORP ADR ADR	78,000	944,285	473,460
ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR	33,100	663,252	644,457
ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR REPSTG PFD SHS	30,410	897,847	586,913
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS	25,800	1,671,354	1,828,962
ADR SBERBANK RUSSIA SPONSORED ADR	36,000	412,511	452,160

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
ADR SONY CORP AMERN SH NEW	19,400	614,168	217,280
ADR TEVA PHARMACEUTICAL INDS	13,100	660,351	489,154
ADR TOTAL SA	22,000	1,116,630	1,144,220
ADR UNILEVER PLC SPONSORED ADR NEW	24,500	787,779	948,640
ADR VALE S A ADR REPSTG PFD PREF ADR	23,240	598,977	471,772
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	101,900	2,201,960	2,566,861
ADT CORP COM	13,050	295,401	606,695
AES CORP COM	28,400	354,266	303,880
AETNA INC	11,400	490,284	527,820
AFLAC INC COM	5,400	244,105	286,848
AGCO CORP COM	5,400	221,210	265,248
AGILENT TECHNOLOGIES INC COM	14,694	543,399	601,572
AGRIUM INC COM	3,600	307,980	359,676
AIA GROUP LTD USD1.00	178,400	521,836	696,259
AKAMAI TECHNOLOGIES INC COM STK	10,200	343,840	417,282
AKZO NOBEL NV EUR2	22,290	1,199,758	1,461,863
ALEXION PHARMACEUTICALS INC COM	23,460	1,522,193	2,200,783
ALLERGAN INC COM	33,179	2,737,046	3,043,510
ALLIANZ SE (SE SOCIETAS EUROPEAE)	4,920	611,242	679,788
ALLIED WORLD ASSURANCE COMPANYHOLDINGS AG COMMON STOCK	1,800	138,725	141,840
ALLSTATE CORP COM	40,500	1,283,358	1,626,885
ALSTOM EUR7.0	12,360	551,461	491,063
ALTERA CORP COM	11,891	360,796	409,526
AMAZON COM INC COM	20,469	3,275,344	5,140,585
AMDOCS ORD GBP0.01	34,100	1,016,086	1,159,059
AMER ELEC PWR CO INC COM	9,300	354,668	396,924
AMER MOVIL SAB DE C V SPONSORED ADR REPSTG SER L SHS	21,300	592,864	492,882
AMEREN CORP COM	14,900	472,237	457,728
AMERICAN EXPRESS CO	3,000	161,340	172,440
AMERICAN INTERNATIONAL GROUP INC COM	49,800	1,429,726	1,757,940
AMERICAN TOWER CORP	8,007	418,115	618,701
AMERIPRISE FINL INC COM	26,370	1,510,645	1,651,553
AMERN INTL GROUP 4.25% DUE 09-15-2014	100,000	99,448	105,340
AMERN INTL GROUP 8.25% DUE 08-15-2018	400,000	424,810	525,554

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
AMGEN INC COM	3,700	253,063	319,384
ANADARKO PETRO CORP COM	5,457	409,097	405,510
ANHEUSER-BUSCH INBEV NV	10,030	608,750	869,316
ANHUI CONCH CEMENT 'H'CNY1	151,500	484,587	551,204
AOL INC COM STK	17,530	452,522	519,063
AOL TIME WARNER 7.625% DUE 04-15-2031	275,000	304,718	378,588
AOL TIME WARNER 7.7% DUE 05-01-2032	594,000	651,035	830,517
APOLLO GROUP INC CL A	8,500	311,188	177,820
APPLE INC COM STK	27,307	3,931,580	14,555,450
ARCHER-DANIELS-MIDLAND CO COM	7,500	234,216	205,425
ASSURANT INC COM	4,300	142,978	149,210
ASTRA INTL IDR50	592,000	364,119	466,843
AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2031 BEO	225,000	225,862	340,498
AT&T INC COM	24,400	737,465	822,524
ATLAS COPCO AB SER'A'NPV	21,370	468,953	585,704
ATMEL CORP COM	68,000	625,314	445,400
Australian dollar	19,352	19,352	19,352
AUTOZONE INC COM	2,395	887,920	848,860
AVAGO TECHNOLOGIES LTD	10,584	351,715	335,089
AVIVA ORD GBP0.25	108,930	721,275	660,455
AXA EUR2.29	74,190	1,378,947	1,305,791
BAC CAP TR XI 6.625% DUE 05-23-2036	325,000	343,472	364,274
BAE SYSTEMS ORD GBP0.025	132,370	727,005	724,899
BAKER HUGHES INC COM	58,500	2,237,144	2,389,140
BANCO SANTANDER EUR0.50(REGD)	17,808	175,161	143,216
BANK AMER CORP 7.625% DUE 06-01-2019	525,000	608,901	671,775
BANK NEW YORK MELLON CORP COM STK	148,700	3,842,260	3,821,590
BANK OF AMERICA CORP	446,655	4,589,857	5,181,198
BANK ONE CAP III 8.75% DUE 09-01-2030	350,000	422,216	481,635
BANK RAKYAT INDONESIA PERSER	415,000	273,555	299,274
BARCLAYS ORD GBP0.25	122,940	504,019	524,377
BAYER AG NPV (REGD)	19,647	1,332,808	1,862,138
BB&T CORP COM	44,500	873,266	1,295,395
BBVA(BILB-VIZ-ARG) EUR0.49	36,350	432,614	333,550

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
BELLE INTERNATIONA HKD0.01	278,000	501,599	603,284
BG GROUP ORD GBP0.10	45,100	906,091	742,264
BHP BILLITON LTD NPV	33,840	1,544,353	1,303,423
BIOGEN IDEC INC COM STK	12,959	1,625,090	1,900,697
BK AMER N A CHARLOTTE N C MEDIUM TERM TRANCHE # TR 00229 5.3 DUE 03-15-2017	450,000	449,582	506,120
BM&FBOVESPA SA COM NPV	56,800	402,830	388,376
BMC SOFTWARE INC COM STK	32,300	886,972	1,281,018
BNP PARIBAS EUR2	14,320	516,051	803,983
BNSF RY CO 2006-2 5.629% DUE 04-01-2024	190,492	190,492	222,298
BOEING CO COM	34,100	2,310,848	2,569,776
BORG WARNER INC COM	17,721	1,212,436	1,269,178
BOSTON PROPERTIES LP DTD 4-19-2010 5.625DUE 11-15-2020	250,000	262,301	295,749
BOSTON SCIENTIFIC CORP COM	261,000	2,692,728	1,495,530
BP ORD USD0.25	104,160	769,319	719,238
BR PROPERTIES SA COMSTK	21,200	225,451	264,029
Brazilian real	1	1	1
BRF-BRASIL FOODS COMSTK	22,000	334,696	453,324
BRITISH AMERICAN TOBACCO ORD GBP0.25	16,890	673,245	856,861
British pound sterling	4,923	4,923	4,923
BROADCOM CORP CL A	56,289	1,881,668	1,869,358
BSTN PPTYS LTD 4.125% DUE 05-15-2021	200,000	191,964	217,367
BSTN PPTYS LTD 5.625% DUE 04-15-2015	100,000	98,562	109,814
BSTN SCIENTIFIC 5.45% DUE 06-15-2014	600,000	538,500	637,879
BURBERRY GROUP ORD GBP0.0005	23,170	406,970	461,746
BURL NORTHN SANTA 8.251% DUE 01-15-2021	278,202	285,345	338,557
CA INC COM	23,146	568,203	508,749
CADENCE DESIGN SYS INC COM	44,000	337,297	594,440
CALIFORNIA ST 7.3% 10-01-2039 BEO TAXABLE	200,000	201,646	277,146
CALIFORNIA ST 7.5% 04-01-2034 BEO TAXABLE	725,000	728,733	1,005,648
CALIFORNIA ST 7.625% 03-01-2040 BEO TAXABLE	75,000	81,380	107,707
CALIFORNIA STATE 7.55 MUN BDS DUE 04-01-2039 USD5000	600,000	594,749	860,988
Canadian dollar	28,726	28,726	28,726
CANON INC NPV	15,400	733,109	594,877
CAP 1 FINL CORP 6.75% DUE 09-15-2017	500,000	502,795	610,640

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CAP 1 FNCL COM	134,940	5,941,466	7,817,074
CAP GEMINI EUR8	7,440	375,417	322,320
CAPITALAND LTD NPV	197,000	563,258	596,725
CARDINAL HLTH INC	16,148	632,052	664,975
CARMAX INC COM	21,800	398,744	818,372
CARNIVAL CORP COM PAIRED	40,316	1,498,102	1,482,419
CATAMARAN CORP	10,516	488,270	495,409
CBS CORP NEW CL B	41,230	1,411,175	1,568,802
CDN NATL RAILWAYS COM NPV	7,500	500,178	680,401
CDN NATURAL RESOUR COMMON STOCK (CAN QUOTE)	17,300	715,493	497,612
CDN PAC RY LTD COM CDN PAC RY LTD	1,104	109,487	112,188
CELANESE CORP DEL COM SER A STK	38,700	1,665,723	1,723,311
CELGENE CORP COM	7,329	465,314	576,939
CF INDS HLDGS INC COM	2,300	405,499	467,268
CHASESERIES 2012-8 NT CL A .54 DUE 10-16-2017	620,000	620,103	619,454
CHEUNG KONG(HLDGS) HKD0.50	71,000	1,083,954	1,090,074
CHEVRON CORP COM	26,611	1,976,945	2,877,714
CHINA LIFE INSURANCE CO 'H' CNY1	230,000	558,147	750,756
CHINA MOBILE LTD HKD0.10	71,000	749,342	826,716
CHINA RESOURCES LAND HKD0.10	160,000	299,983	435,565
CHINA TELECOM CORP LTD 'H'CNY1	1,294,000	700,181	719,552
CHIPOTLE MEXICAN GRILL INC COM STK	3,591	946,142	1,068,179
CIA ENERG MG-CEMIG PRF BRL5.00	29,500	409,776	325,617
CIE DE ST-GOBAIN EUR4	12,070	438,472	512,720
CIE FINANCIE RICHEMONT CHF	7,260	413,565	566,301
CIGNA CORP 7.875 DEB DUE 05-15-2027	300,000	373,960	396,198
CIGNA CORP 8.5% DUE 05-01-2019	50,000	65,876	65,752
CIGNA CORP CIGNA CORP 5.375% DUE 03-15-2017/03-15-2007	150,000	162,357	169,865
CIGNA CORP NT DTD 07/23/1998 STEP UP DUE1-15-33 BEO 8.3 TIL 1-15-23 8.08 AFTER	100,000	123,537	130,242
CIGNA CORPORATION	14,200	756,625	759,132
CIMAREX ENERGY CO COM	12,200	961,931	704,306
CISCO SYSTEMS INC	29,900	510,414	587,535
CITIC PACIFIC HKD0.40	225,230	427,705	335,919
CITIGROUP CAP XIII 7.875% TR PFD SECS FIXED/FLTG	15,700	420,880	438,030

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CITIGROUP INC 6.125% DUE 11-21-2017	375,000	375,250	446,309
CITIGROUP INC COM NEW COM NEW	63,884	2,130,707	2,527,251
CITIGROUP INC GLOBAL SR NT FLTG RATE DUE05-15-2018 REG	475,000	381,313	478,703
COACH INC COM	19,820	1,108,240	1,100,208
COBALT INTL ENERGY INC COM	44,800	865,804	1,100,288
COCA COLA CO COM	38,885	1,200,382	1,409,581
COGNIZANT TECHNOLOGY SOLUTIONS CORP CL ACL A	10,300	714,418	762,715
COMCAST CORP NEW 5.85% DUE 11-15-2015	100,000	100,332	113,820
COMCAST CORP NEW 5.9% DUE 03-15-2016	225,000	224,690	258,510
COMCAST CORP NEW 6.3% DUE 11-15-2017	200,000	200,076	245,353
COMCAST CORP NEW CL A SPL CL A SPL	5,900	107,467	212,105
COMCAST CORP NEW-CL A	170,635	3,083,814	6,378,336
COMPUTER SCI CORP COM	40,700	1,568,901	1,630,035
COMPUWARE CORP COM	51,400	361,902	558,718
CONCHO RES INC COM STK	4,612	375,529	371,543
CONOCOPHILLIPS COM	9,100	533,928	527,709
CORNING INC COM	165,200	2,126,434	2,084,824
COSTCO WHOLESALE CORP NEW COM	7,521	471,723	742,849
COVIDIEN PLC USD0.20(POST CONSLDTN)	9,400	447,978	542,756
COX COMMUNICATIONS 5.45% DUE 12-15-2014	24,000	23,808	26,174
COX COMMUNICATIONS 5.5% DUE 10-01-2015	275,000	275,166	308,804
CREDIT SUISSE AG CHF0.04(REGD)	41,330.00	1,185,627	1,005,086
CRH ORD EUR0.32(DUBLIN LISTING)	41,140	764,815	829,856
CROWN CASTLE INTL CORP COM STK	54,091	2,716,848	3,903,207
CUMMINS INC	18,360	1,557,040	1,989,306
CVS CAREMARK CORP COM STK	24,700	992,739	1,194,245
D R HORTON INC COM	23,800	494,105	470,764
DANAHER CORP COM	63,772	2,871,309	3,564,855
DBS GROUP HLDGS NPV	93,000	1,006,600	1,129,857
DEAN FOODS CO NEW COM	12,100	181,059	199,771
DEERE & CO COM	10,390	849,416	897,904
DELL INC COM STK	56,100	681,074	568,293
DELPHI AUTOMOTIVE PLC	6,300	189,900	240,975
DELTA AIR LINES INC DEL COM NEW COM NEW	25,300	295,845	300,311

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
DEUTSCHE LUFTHANSA ORD NPV (REGD)(VINK)	33,240	660,861	624,048
DEUTSCHE POST AG NPV(REGD)	33,380	635,186	730,536
DILLARDS INC CL A COM	1,800	149,997	150,786
DIRECTV COM COM	8,500	344,775	426,360
DISCOVER FINL SVCS COM STK	14,300	458,461	551,265
DISH NETWORK CORP CL A COM STK	28,500	731,895	1,037,400
DOLLAR GEN CORP NEW COM	40,211	1,686,960	1,772,903
DOLLAR TREE INC COM STK	28,780	1,354,454	1,167,317
DOMTAR CORP COM NEW COM NEW	7,175	547,381	599,256
DOW CHEM CO 7.375% DUE 11-01-2029	575,000	625,736	761,750
DOW CHEM CO 8.55% DUE 05-15-2019	217,000	228,505	292,966
DOW CHEM CO NT 9.4 DUE 05-15-2039	75,000	74,672	123,482
DOW CHEMICAL CO COM	71,500	2,184,692	2,310,880
DR REDDYS LABS LTD ADR REPSTG 1/2 SH	9,700	380,587	322,913
DTE ENERGY CO COM	4,100	200,780	246,205
DUNKIN BRANDS GROUP INC COM	12,219	355,751	405,426
E.ON SE NPV	22,630	726,425	420,381
EAST JAPAN RAILWAY CO NPV	5,900	372,731	380,755
EBAY INC COM USD0.001	112,022	3,354,331	5,715,362
ECOLAB INC COM	5,100	356,903	366,690
EDISON INTL COM	13,300	460,986	601,027
EDWARDS LIFESCIENCES CORP COM	9,277	703,130	836,507
ELI LILLY & CO COM	4,500	170,362	221,940
EMC CORP COM	100,261	2,134,038	2,536,603
ENEL FINANCE INTL NV NT 144A 6 10-07-2039/10-07-2009 BEO	150,000	143,781	145,252
ENI SPA EUR1	31,812	741,265	769,197
ENTERGY CORP NEW COM	6,700	448,431	427,125
EOG RESOURCES INC COM	10,724	1,168,004	1,295,352
ERICSSON SER'B' NPV	71,480	794,399	715,300
ESTEE LAUDER COMPANIES INC CL A USD0.01	6,387	260,328	382,326
Euro	(58,535)	(58,535)	(58,535)
EVEREST RE GROUP COM	3,000	305,332	329,850
EXELON CORP COM	29,100	1,360,490	865,434
EXPRESS SCRIPTS HLDG CO COM	23,727	1,164,367	1,281,258

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
EXPT IMP BK KOREA NT 4 DUE 01-11-2017 REG	325,000	324,373	352,411
EXXON MOBIL CORP COM	24,500	2,019,905	2,120,475
FACEBOOK INC CL A CL A	76,708	1,882,431	2,042,734
FACEBOOK INC COM A	1,300	34,898	32,888
FAMILYMART CO NPV	11,900	452,313	489,267
FANUC CORP NPV	3,000	430,022	552,362
FASTENAL CO COM	21,322	789,411	995,524
FEDERAL HOME LN MTG CORP POOL #1Q-0481 FLTG 02-01-2038 BEO	385,534	410,594	415,683
FEDERAL HOME LN MTG CORP POOL #C91001 6.5% 11-01-2026 BEO	390,977	399,774	435,926
FEDERAL HOME LN MTG CORP POOL #G01513 6%03-01-2033 BEO	303,045	306,785	336,985
FEDERAL HOME LN MTG CORP POOL #G06875 5.5% 12-01-2038 BEO	1,430,629	1,574,362	1,554,867
FEDERAL HOME LN MTG CORP POOL #G11288 6.5% 06-01-2017 BEO	62,869	65,786	67,767
FEDERAL HOME LN MTG CORP POOL #G11431 6%02-01-2018 BEO	37,441	38,716	39,984
FEDERAL HOME LN MTG CORP POOL #G11452 6.5% 04-01-2018 BEO	68,825	72,428	74,187
FEDERAL HOME LN MTG CORP POOL #G11564 6.5% 08-01-2017 BEO	230,863	244,282	250,403
FEDERAL HOME LN MTG CORP POOL #G11622 6%02-01-2018 BEO	247,976	260,374	264,819
FEDERAL HOME LN MTG CORP POOL #G14590 4.5% 07-01-2026 BEO	873,572	935,132	929,758
FEDERAL HOME LN MTG CORP POOL #G30248 6.5% 12-01-2023 BEO	238,203	251,490	265,588
FEDERAL HOME LN MTG CORP POOL #H0-9212 5.5% 05-01-2038 BEO	310,152	329,730	332,822
FEDEX CORP COM	46,300	2,978,133	4,246,636
FHLMC GOLD E01140 6 05-01-2017	53,024	54,788	57,457
FHLMC GOLD E78398 6.5 07-01-2014	5,770	5,903	5,909
FHLMC GOLD G08271 6 05-01-2038	187,074	205,372	203,583
FHLMC GOLD G11516 6 03-01-2018	51,716	54,310	55,809
FHLMC GOLD G30317 6.5 01-01-2027	577,722	591,804	644,140
FHLMC GOLD H09901 6.5 08-01-2036	256,200	269,650	283,853
FHLMC MULTICLASS SER 1955 CL Z 7.5 05-20-2027	244,322	262,532	284,825
FHLMC MULTICLASS SER T-41 CL 2A 6.40133476257 07-25-2032	99,134	102,874	112,011
FHLMC POOL #1Q1313 ADJ RT 09-01-2037	227,313	246,493	247,056
FHLMC POOL #G05603 7 11-01-2038	404,375	439,379	462,372
FHLMC POOL #H01579 6.5 08-01-2036	59,866	60,483	65,980
FIRST SOLAR INC COM	5,200	165,648	160,576
FLUOR CORP NEW COM	2,800	159,183	164,472
FNMA 2001-T10 CL A1 PASS THROUGH 7 12-25-2041	52,684	54,964	61,006

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA FNMA #0256328 6.5 07-01-2036	720,102	794,812	797,714
FNMA POOL #256937 6.5% 10-01-2037 BEO	195,705	199,253	216,798
FNMA POOL #357906 5.5% 08-01-2035 BEO	371,344	404,881	405,797
FNMA POOL #545090 6% DUE 07-01-2016 REG	32,356	33,918	34,387
FNMA POOL #555191 4.856% 02-01-2013 BEO	21,930	22,466	21,950
FNMA POOL #555299 7% 11-01-2017 BEO	63,697	67,738	67,256
FNMA POOL #555316 4.823% 02-01-2013 BEO	18,484	18,472	18,463
FNMA POOL #555531 5.5% 06-01-2033 BEO	432,836	456,439	475,699
FNMA POOL #555728 4.02% 08-01-2013 BEO	168,689	158,884	169,609
FNMA POOL #725135 6% 05-01-2018 BEO	73,139	76,807	77,730
FNMA POOL #725324 5.416% DUE 11-01-2013 BEO	145,735	150,020	145,674
FNMA POOL #725510 6.5% 07-01-2017 BEO	37,215	39,233	38,909
FNMA POOL #735417 6.5% 03-01-2035 BEO	325,197	338,052	373,626
FNMA POOL #735439 6% 09-01-2019 BEO	321,146	329,225	345,362
FNMA POOL #735857 6.5 06-01-2033 BEO	593,983	614,192	679,865
FNMA POOL #745329 6% DUE 07-01-2035 BEO	55,350	55,930	61,826
FNMA POOL #888368 7% 03-01-2037 BEO	211,240	239,361	243,320
FNMA POOL #888369 7% DUE 03-01-2037 REG	227,058	252,460	261,591
FNMA POOL #907860 ADJ RT DUE 02-01-2037 BEO	775,708	825,281	831,296
FNMA POOL #995525 6% 12-01-2038 BEO	289,079	314,644	316,667
FNMA POOL #AD0070 6.5% 12-01-2037 BEO	129,831	138,514	143,824
FNMA POOL #AD0163 6% 11-01-2034 BEO	976,818	1,032,374	1,091,103
FNMA POOL #AD0276 5.5% 01-01-2024 BEO	480,130	509,163	520,163
FNMA POOL #AD0310 7% 12-01-2038 BEO	432,658	470,381	495,089
FNMA POOL #AE0381 5.5% 12-01-2024 BEO	585,458	630,556	634,273
FNMA PREASSIGN 00717 6.5 09-25-2028	797,242	816,737	915,584
FNMA PREASSIGN 00837 7.5 10-25-2040	62,465	64,086	72,158
FNMA REMIC SER 2002-W6 CL 2A1 FLT RT 06-25-2042	46,331	48,799	52,617
FNMA REMIC SER 2003-W17 CL PT1 08-25-2032	118,300	135,151	149,830
FNMA SERIES 2001-W3 CLASS-A 7 09-25-2041	54,760	59,500	64,810
FORD MTR CR CO LLC 5.625% DUE 09-15-2015	325,000	323,265	355,886
FORD MTR CR CO LLC 5.75% DUE 02-01-2021	700,000	700,000	805,928
FOSSIL INC COM	8,600	758,206	800,660
FRANCE TELECOM EUR4	43,090	975,564	473,737

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FRESENIUS SE&KGAA NPV	3,600	401,186	413,397
FRKLN RES INC COM	7,690	898,499	966,633
GALP ENERGIA EUR1	26,760	379,385	414,897
GAMESTOP CORP NEW CL A	8,900	239,426	223,301
GAP INC COM	12,500	382,692	388,000
GDF SUEZ EUR1	13,580	541,604	278,853
GEN ELEC CAP CORP 4.625 DUE 01-07-2021 REG	150,000	155,826	170,144
GEN ELEC CAP CORP 5.5% DUE 01-08-2020	350,000	362,959	414,299
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	300,000	327,582	342,311
GEN MTRS CO COM	26,600	707,508	766,878
GENERAL ELECTRIC CO	257,200	5,238,651	5,398,628
GENERAL MILLS INC COM	7,800	303,498	315,198
GENWORTH FINL INC COM CL A COM CL A	74,700	867,039	560,997
GIC METLIFE CONTRACT # 32713 RATE 2.99%MAT EVERGREEN	131,620,364	131,620,364	131,620,364
GIC MONUMENTAL CONTRACT# MDA01050TR RATE 3.4000% MAT EVERGREEN SYNTHETIC	232,313,066	232,313,066	232,313,066
GIC PRUDENTIAL CONTRACT# GA-62301 RATE 3.9700% MAT EVERGREEN (SYNTHETIC)	171,395,041	171,395,041	171,395,041
GILEAD SCIENCES INC	51,036	2,454,630	3,748,594
GLAXOSMITHKLINE ORD GBP0.25	46,530	938,386	1,009,721
GOLDMAN SACHS GROUP INC COM	37,445	4,207,337	4,776,484
GOOGLE INC CL A CL A	14,031	7,273,833	9,953,170
HANG LUNG PROPERTIES HKD1	137,000	618,563	544,405
HEALTHNET INC SR NT 6.375% DUE 06-01-2017/05-18-2007	200,000	197,274	212,250
HEIDELBERGCEMENT NPV	12,500	593,341	755,278
HENKEL AG & CO KGAA NON-VTG PRF NPV	6,310	367,771	517,448
HERSHEY COMPANY COM STK USD1	26,210	1,782,931	1,892,886
HERTZ GLOBAL HLDGS INC COM	85,100	1,304,699	1,384,577
HESS CORP COM STK	9,000	402,600	476,640
HEWLETT PACKARD CO 3.3% DUE 12-09-2016	225,000	224,528	229,025
HEWLETT PACKARD CO COM	370,000	9,380,938	5,272,500
HOLCIM LTD CHF2.00 (REGD)	8,350	524,832	610,275
HOLLYFRONTIER CORP COM	10,900	442,903	507,395
HOME DEPOT INC COM	28,950	1,637,912	1,790,558
HON HAI PRECISION GDR(REP 2 SHS TWD10)REG'S	91,619	574,526	550,630
HONDA MOTOR CO NPV	17,700	649,981	643,804

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
Hong Kong dollar	10,583	10,583	10,583
HSBC HLDGS PLC 6.5% DUE 05-02-2036	325,000	338,055	406,049
HSBC HOLDINGS PLC 5.1 DUE 04-05-2021	325,000	331,218	383,786
HSBC HOLDINGS PLC ORD USD0.50(HONGKONG REG)	199,200	2,133,396	2,089,443
HUMANA INC COM	7,600	565,553	521,588
HUNTINGTON BANCSHARES INC COM	68,600	423,320	438,354
HUNTSMAN CORP COM STK	22,700	317,345	360,930
HUTCHISON WHAMPOA HKD0.25	32,000	343,804	334,002
HYUNDAI MOBIS KRW5000	2,060	529,398	554,169
ICAP ORD GBP0.10	53,890	425,593	268,926
IHS INC COM CL A COM CL A	3,600	363,161	345,600
ILLINOIS ST 5.665 MUN BD DUE 03-01-2018	325,000	338,973	369,356
ILLINOIS ST 4.961% 03-01-2016 BEO TAXABLE	75,000	78,977	82,054
ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	550,000	558,830	615,978
ILLUMINA INC COM	4,746	192,850	263,830
INDITEX EUR0.15	2,061	180,379	286,667
INDUSTRIAL & COMMERCIAL BANK CHINA 'H'	1,203,860	876,887	854,259
INFINEON TECHNOLOG ORD NPV (REGD)	91,930	795,371	742,838
INFOSYS LIMITED ADR	9,600	518,840	406,080
ING GROEP NV CVA EUR0.24	126,960	1,439,990	1,181,899
INGRAM MICRO INC CL A	8,300	159,277	140,436
INGREDION INC COM	2,400	150,475	154,632
INTACT FINL CORP COM NPV	7,800	472,117	507,388
INTEL CORP COM	44,330	969,392	914,528
INTERNATIONAL BUSINESS MACHS CORP COM	4,316	607,274	826,730
INTERPUBLIC GROUP COMPANIES INC COM	48,100	432,171	530,062
INTESA SANPAOLO EUR0.52	291,243	797,903	499,167
INTL CONS AIRL DI	184,000	742,111	552,722
INTUIT COM	6,497	373,906	386,572
INTUITIVE SURGICAL INC COM NEW STK	1,990	979,080	975,836
ITOCHU CORP NPV	52,000	501,070	545,469
Japanese yen	49,380	49,380	49,380
JOHNSON & JOHNSON COM USD1	34,960	2,243,281	2,450,696
JOHNSON CTL INC COM	30,900	883,278	948,630

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
JPMORGAN CHASE & 4.35% DUE 08-15-2021	75,000	77,187	83,868
JPMORGAN CHASE & CO COM	112,290	4,041,627	4,937,391
JUNIPER NETWORKS INC COM	76,138	2,017,317	1,497,634
KASIKORNBANK PLC THB10 (ALIEN MKT)	79,300	363,323	501,620
KBC GROEP NV NPV	7,832	143,421	270,017
KEYCORP NEW COM	91,818	766,737	773,108
KINGFISHER ORD GBP0.157142857	165,950	672,953	766,365
KOMATSU NPV	21,700	560,735	548,115
KRAFT FOODS GROUP INC COM	6,018	199,849	273,638
KROGER CO COM	17,000	404,095	442,340
KUBOTA CORP NPV	45,000	427,954	513,156
L-3 COMMUNICATIONS HLDG CORP COM	2,000	134,848	153,240
LAFARGE S A 6.5% DUE 07-15-2016	450,000	449,116	502,875
LARSEN & TOUBRO GDR-REPR 1 ORD INR2	14,900	473,788	434,335
LAS VEGAS SANDS CORP COM STK	22,561	981,102	1,041,416
LEAR CORP COM NEW COM NEW	3,800	143,767	177,992
LEGG MASON INC COM	4,500	287,852	115,740
LENDER PROCESSING SVCS INC COM STK	7,000	201,117	172,340
LENNAR CORP CL A CL A	14,330	550,679	554,141
LG ELECTRONICS INC KRW5000	11,893	961,146	817,621
LIBERTY GLOBAL INC COM SER A	7,000	350,167	440,930
LIBERTY GLOBAL INC COM SER C COM SER C	1,900	52,822	111,625
LIBERTY INTERACTIVE CORP INTERACTIVE COMSER A	69,075	618,130	1,359,396
LIBERTY MEDIA CORP 8.25% DUE 02-01-2030	90,000	88,112	98,100
LIBERTY MEDIA CORP 8.5% DUE 07-15-2029	112,000	110,644	121,240
LINCOLN NATL CORP COM	8,700	205,190	225,330
LINDE AG NPV	3,880	576,379	675,232
LINKEDIN CORP CL A	16,946	1,562,082	1,945,740
LIVING SOCIAL INC PFD STK SER F	4,555	35,028	35,028
LLOYDS BANKING GP ORD GBP0.1	1,122,010	512,480	873,887
LOCKHEED MARTIN CORP COM	7,900	581,654	729,091
LORILLARD INC COM STK	2,000	206,431	233,340
LOS ANGELES CALIF UNI SCH DIST 6.758% DUE 07-01-2034 BEO TAXABLE	300,000	300,000	396,933
LOWES COS INC COM	26,600	809,403	944,832

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
LULULEMON ATHLETICA INC COM	20,019	1,120,059	1,526,048
LVMH MOET HENNESSY LOUIS VUITTON EUR0.30	3,360	537,837	614,860
MAGNA INTERNATIONAL INC COMMON STOCK	13,600	572,141	680,272
MAN SE ORD NPV	3,170	370,506	337,481
MARATHON OIL CORP COM	14,100	428,300	432,306
MARATHON PETE CORP COM	9,400	413,126	592,200
MARKS & SPENCER GP ORD GBP0.25	212,060	1,394,608	1,317,802
MASTERCARD INC CL A	5,776	1,363,426	2,837,633
MAXIM INTEGRATED PRODS INC COM	58,482	969,748	1,719,371
MAY DEPT STORES CO 6.65% DUE 07-15-2024	125,000	71,250	155,023
MAY DEPT STORES CO 6.7% DUE 09-15-2028	875,000	838,565	1,017,251
MC DONALDS CORP COM	9,485	797,373	836,672
MCGRAW-HILL COS COM USD1	24,000	896,298	1,312,080
MCKESSON CORP	17,762	1,338,938	1,722,204
MEAD JOHNSON NUTRITION COM USD0.01	12,492	978,216	823,098
MEDTRONIC INC COM	40,200	1,515,828	1,649,004
MEGGITT ORD GBP0.05	71,330	399,229	443,265
MERCK & CO INC NEW COM	134,958	3,702,185	5,525,181
MERCK KGAA NPV	6,160	519,482	810,754
METLIFE INC COM	49,975	1,682,113	1,646,177
MFB NT COLLECTIVE TIPS INDEX FUND - NON LENDING	582,870	73,029,892	81,934,609
MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	720,703	85,915,082	91,461,487
MFB NT COLLECTIVE MSCI ACWI EX-US INDEX FUND-NON LENDING	485,161	58,902,465	60,115,303
MFB NT COLLECTIVE RUSSELL 1000 VALUE INDEX FUND - NON LENDING	414,552	65,328,442	77,489,393
MFC ISHARES TR RUSSELL 1000 GROWTH INDEXFD	7,417	454,964	485,739
MFO EB DAILY LIQUIDITY NON SL STOCK FUND	992,215	110,092,283	139,291,045
MICHAEL KORS HOLDINGS LTD COM NPV	6,400	342,256	326,592
MICHELIN (CGDE) EUR2	12,110	932,127	1,142,993
MICROCHIP TECHNOLOGY INC COM	29,305	865,866	955,050
MICROSOFT CORP COM	262,539	7,280,401	7,017,667
MITSUBISHI CORP NPV	26,200	680,405	499,062
MOLEX INC CL A	35,000	742,865	781,200
MOLSON COORS BREWING CO CL B CL B	4,900	214,928	209,671
MONDELEZ INTL INC COM	20,416	437,071	519,996

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
MONSANTO CO NEW COM	8,828,875	451,408,107	835,653,019
MONSANTO PARTICIPANT LOANS	28,764,377	28,764,377	28,764,377
MONSTER BEVERAGE CORP COM	8,000	423,877	423,040
MORGAN STANLEY COM STK USD0.01	52,047	902,727	995,139
MTN GROUP LTD ZAR0.0001	27,060	498,284	566,434
MUENCHENER RUECKVE NPV(REGD)	4,000	631,723	717,210
MURPHY OIL CORP COM	13,900	800,678	827,745
N V R INC COM	400	265,950	368,000
NASPERS 'N' ZAR0.02	7,100	385,981	454,566
NESTLE SA CHF0.10(REGD)	22,780	1,299,863	1,483,245
NETAPP INC COM STK	64,000	2,042,018	2,147,200
NETFLIX INC COM STK	3,300	246,740	306,174
NEW JERSEY ST TPK AUTH TPK REV 7.102% 01-01-2041 BEO TAXABLE	275,000	275,000	389,964
NEWS AMER HLDGS 6.4% DUE 12-15-2035	125,000	156,330	155,169
NEWS AMER INC 6.65% DUE 11-15-2037	125,000	140,219	161,524
NEWS CORP CL A COM	144,300	1,791,934	3,685,422
NIKE INC CL B	33,251	1,215,407	1,715,752
NISSAN MOTOR CO LTD	61,600	582,627	577,778
NORTHROP GRUMMAN CORP COM	11,000	580,953	743,380
NOVARTIS AG CHF0.50 (REGD)	25,810	1,501,231	1,619,910
NRG ENERGY INC COM NEW	26,000	439,800	597,740
NT COLLECTIVE RUSSELL 2000 GROWTH INDEX FUND - NON LENDING	443,028	62,210,457	74,838,011
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	57,979,483	57,979,483	57,979,483
NTGI NT COLLECTIVE RUSSELL 2000 VALUE INDEX FUND - NON LENDING	308,882	43,601,039	51,905,824
NUANCE COMMUNICATIONS INC COM	13,400	266,028	299,088
NV ENERGY INC COM	9,300	168,292	168,702
OCCIDENTAL PETROLEUM CORP	41,650	2,058,798	3,190,807
ORACLE CORP COM	61,096	1,752,220	2,035,719
OSHKOSH CORPORATION	6,900	202,597.80	204,585.00
PACCAR INC COM	12,200	494,404.08	551,562.00
PANERA BREAD CO CL A	2,423	384,557.43	384,845.09
PARTNERRE HLDG LTD COM STK	1,900	134,814.50	152,931.00
PENNEY J.C CO INC COM	85,300	2,162,228.48	1,681,263.00
PEPSICO INC COM	7,200	474,810.51	492,696.00

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PERNOD RICARD NPV EUR 1.55	4,630	414,301.71	533,750.51
PERRIGO CO COM	2,945	331,597.11	306,368.35
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	275,000	297,782.25	309,600.50
PFIZER INC COM	217,800	4,225,393.46	5,462,424.00
PHILIP MORRIS INTL COM STK NPV	13,294	1,201,657.58	1,111,910.16
PHILIPS ELEC(KON) EUR0.20	24,120	748,346.87	632,657.13
PHILLIPS 66 COM	3,300	75,083.06	175,230.00
PING AN INSURANCE GROUP 'H' CNY1	69,500	491,061.21	581,942.63
PIONEER NAT RES CO COM STK	16,760	1,650,230.83	1,786,448.40
PITNEY BOWES INC COM	3,400	106,140.31	36,176.00
PNC FINANCIAL SERVICES GROUP COM STK	5,744	294,764.85	334,932.64
POSCO KRW5000	1,928	720,520.04	628,514.58
POTASH CORP SASK COM NPV	12,700	674,329.39	516,316.16
PPR EUR4	3,000	492,773.71	557,089.88
PRAXAIR INC COM	10,446	936,108.70	1,143,314.70
PRECISION CASTPARTS CORP COM	27,017	3,715,233.86	5,117,560.14
PRICELINE COM INC COM NEW STK	5,386	2,413,074.23	3,345,783.20
PROTHENA CORP PLC USD0.01	1,353	10,782.22	9,916.98
PROVIDENT COS INC 7.25% DUE 03-15-2028	125,000	124,786.25	146,981.63
PRUDENTIAL FINL INC COM	6,900	316,153.13	367,977.00
PRUDENTIAL GBP0.05	47,580	504,090.70	669,388.89
PUB SERVICE ENTERPRISE GROUP INC COM	39,200	1,237,681.17	1,199,520.00
PVTPL COX COMM INC NEW /TS/COXENTCOX COMM INC 5.875 DUE 12-01-2016	375,000	376,494.25	437,773.50
PVTPL GDR SAMSUNG ELECTRS LTD GDR 1995 RPSTG COM	2,400	859,053.45	1,705,999.20
PVTPL KAUPTHING BK MEDIUM TERM SUB TRANCHE # 01 7.125 5-19-16 BD IN DEFAULT	800,000	805,086.00	—
PVTPL LAFARGE S A 5.5 DUE 07-09-2015	225,000	224,806.50	243,000.00
PVTPL LEGG MASON INC SR NT 5.5 DUE 05-21-2019 BEO	275,000	272,142.75	296,465.68
PVTPL SLM PRIVATE ED LN TR 2012-B CL A-2 3.75 DUE 12-16-2030	425,000	424,956.35	453,424.00
PVTPL TURLOCK CORP 1.5 DUE 11-02-2017 BEO	50,000	49,946	50,102
PVTPL TURLOCK CORP SR NT 144A 2.75% DUE 11-02-2022 BEO	150,000	149,496	149,537
QUALCOMM INC COM	61,247	2,941,689	3,798,539
QUEST DIAGNOSTICS INC COM	5,700	331,825	332,139
RACKSPACE HOSTING INC COM STK	9,986	514,083	741,660
RALPH LAUREN CORP CL A CL A	5,935	667,465	889,775

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
RANDSTAD HLDGS NV EUR0.10	16,350	825,482	599,360
RANGE RES CORP COM	14,414	738,116	905,632
RAYTHEON CO USD0.01	8,500	480,889	489,260
RED HAT INC COM	23,113	1,047,328	1,224,064
REED ELSEVIER CAP 8.625% DUE 01-15-2019	425,000	442,874	547,992
REED ELSEVIER GBP0.1444	50,130	437,124	523,142
REGENERON PHARMACEUTICALS INC COM	1,300	196,266	222,391
REGIONS FINL CORP NEW COM	51,900	302,535	369,528
RENAISSANCE RE HLDGS LTD COM	1,900	154,206	154,394
REPSOL SA EUR1	21,691	614,557	438,541
REPSOL SA EUR1 (STK DIV 10/01/13)	21,691	—	13,212
REXAM ORD GBX64.285714	40,630	279,239	287,952
RIO TINTO ORD GBP0.10	18,910	1,219,331	1,079,372
ROCHE HLDGS AG GENUSSCHEINE NPV	11,660	1,972,345	2,343,847
ROCKWELL AUTOMATION	7,210	565,074	605,568
ROLLS ROYCE HLDGS ORD GBP0.20	39,850	336,030	565,820
ROPER INDS INC NEW COM	2,310	205,513	257,519
ROYAL BK SCOTLAND 4.375% DUE 03-16-2016	125,000	124,756	135,251
ROYAL BK SCOTLAND 5.625 DUE 08-24-2020	100,000	99,803	116,097
ROYAL BK SCOTLAND 6.125% DUE 01-11-2021	275,000	273,985	332,249
ROYAL BK SCOTLAND 6.125% DUE 12-15-2022	275,000	274,788	290,258
ROYAL DUTCH SHELL 'A'SHS EUR0.07 (DUTCH LIST)	41,900	1,406,158	1,434,884
SALESFORCE COM INC COM STK	18,829	2,347,923	3,165,155
SAMSUNG ELECTRONIC GDR REP 1/2 ORD REG'S	1,960	735,458	1,381,800
SANDISK CORP COM	22,400	947,528	975,744
SANDS CHINA LTD USD0.01 REG'S'	95,200	219,198	416,992
SANOFI EUR2	22,641	1,635,784	2,130,984
SANOFI SPONSORED ADR	152,009	6,055,865	7,202,186
SAP AG ORD NPV	19,970	1,062,861	1,597,873
SCHLUMBERGER LTD COM COM	70,518	3,956,279	4,886,192
SCHNEIDER ELECTRIC EUR4.00	7,918	588,338	572,375
SCHWAB CHARLES CORP COM NEW	228,500	3,546,314	3,281,260
SGS SA CHF1.00 (REGD)	213	363,930	471,446
SHERWIN-WILLIAMS CO COM	5,400	555,858	830,628

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SHIN-ETSU CHEMICAL NPV	8,100	419,363	489,944
SHIRE PLC ADR	6,302	412,207	580,918
SIAM CEMENT CO THB1(NVDR)	33,500	358,039	481,857
SIEMENS AG NPV(REGD)	9,940	1,154,589	1,077,222
Singapore dollar	12,902	12,902	12,902
SINGAPORE TELECOMMUNICATIONS NEW COM STK	289,000	726,593	780,761
SLM CORP 6 25 JAN 2017	275,000	271,347	297,688
SLM CORP MEDIUM 8.45% DUE 06-15-2018	275,000	265,623	321,750
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 2007-20D PARTN CTF 5.32 DUE 04-01-27 REG	274,517	274,517	315,664
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1993-20 F 6.65 6-1-13/99 REG	3,447	3,652	3,530
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	11,522	11,947	12,696
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9 DUE 09-01-2017	17,223	17,591	18,651
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1998-20G 6.1 DUE 07-01-2018	30,156	30,156	32,762
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2000-20 C 7.625 03-01-2020 REG	85,789	92,584	97,574
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2003-20 B 0 DUE 02-01-2023 REG	131,310	130,858	145,049
SMALL BUSINESS ADMIN GTD DEV PARTN CTF SER 2005-20 A 4.86 DUE 01-01-2025 REG	421,575	421,575	470,945
SMC CORP NPV	3,400	527,988	611,855
SOFTWARE AG NPV (BR)	12,290	427,062	520,202
SPLUNK INC COMSTK COM USD0.001	7,152	214,907	207,551
SPRINT NEXTEL CORP	812,200	5,107,594	4,605,174
ST PAUL TRAVELERS COS INC BD 5.5 DUE 12-01-2015 BEO	250,000	243,283	282,960
STANDARD CHARTERED ORD USD0.50	63,760	1,884,509	1,630,805
STARBUCKS CORP COM	47,290	1,970,803	2,535,690
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	15,706	789,062	900,896
STATE STR CORP COM	4,700	197,630	220,947
STATOIL ASA	34,690	750,508	866,432
SUMITOMO CORP NPV	33,100	431,454	421,095
SUN TR BANKS INC COM	58,300	1,176,209	1,652,805
SUNCOR ENERGY INC COM NPV 'NEW'	43,100	1,347,490	1,415,889
Swedish krona	13,961	13,961	13,961
SWIRE PACIFIC 'A'HKD0.60	34,000	443,035	420,457
SWIRE PROPERTIES LTD HKD1	23,800	53,090	79,376
SWISS RE AG CHF0.10	12,870	613,295	926,567
SYMANTEC CORP COM	159,300	2,475,596	2,996,433

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SYNOPSYS INC COM	45,500	1,025,276	1,448,720
TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	86,480	998,220	1,483,997
TALISMAN ENERGY IN COM NPV	76,000	1,517,949	858,692
TD AMERITRADE HLDG CORP COM STK	33,400	603,349	561,454
TE CONNECTIVITY LTD	70,500	2,162,029	2,616,960
TECHNIP NPV	5,940	587,951	680,070
TELECOM ITALIA CAP 4.95% DUE 09-30-2014	175,000	161,875	182,700
TELECOM ITALIA CAP 6.175% DUE 06-18-2014	150,000	148,920	158,100
TELECOM ITALIA CAP 6.999% DUE 06-04-2018	75,000	85,875	85,725
TELEFONICA SA EUR1	47,945	1,309,008	644,117
TELENOR ASA ORD NOK6	77,730	1,377,606	1,567,100
TERADATA CORP DEL COM STK	3,418	232,356	211,540
TESCO ORD GBP0.05	227,870	1,325,932	1,244,553
TESORO CORP	4,100	109,760	180,605
TEXAS INSTRUMENTS INC COM	11,100	330,643	343,434
TEXTRON INC COM	4,900	136,416	121,471
TI CAPITAL 7.175% DUE 06-18-2019	275,000	295,815	319,138
TIBCO SOFTWARE INC COM	14,700	414,200	323,547
TIGER BRANDS ZAR0.10	8,500	262,752	325,848
TIME WARNER CABLE 8.25% DUE 04-01-2019	175,000	195,916	232,879
TIME WARNER CABLE 8.75% DUE 02-14-2019	500,000	545,170	674,580
TIME WARNER CABLE INC COM	38,719	1,585,918	3,763,100
TIME WARNER INC USD0.01	97,133	2,893,562	4,645,871
TJX COS INC COM NEW	49,594	1,779,403	2,105,265
TORONTO-DOMINION COM NPV	9,150	692,794	769,622
TOTAL EUR2.5	17,600	976,330	905,182
TOYOTA MOTOR CORP NPV	17,000	664,035	787,428
TRACTOR SUPPLY CO COM	4,100	360,522	362,276
TRAVELERS COS INC COM STK	7,200	476,914	517,104
TRICAN WELL SERVIC COM NPV	39,300	487,446	517,843
TULLOW OIL ORD GBP0.10	13,600	238,721	278,767
TYCO INTERNATIONAL LTD(SWITZERLAND) COM USD0.80	23,500	397,484	687,375
UBS AG CHF0.10	19,900	341,839	310,234
UN PAC RR CO 5.866 DUE 07-02-2030	858,477	865,152	1,007,070

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
UN PAC RR CO PASS 7.6% DUE 01-02-2020	304,684	304,684	363,299
UNICREDIT SPA NPV (POST SPLIT)	108,598	907,485	530,609
UNILEVER NV CVA EUR0.16	22,650	720,495	861,064
UNILEVER PLC ORD GBP0.031111	21,730	691,449	835,721
UNION PAC CORP COM	42,291	3,982,061	5,316,825
UNITED CONTL HLDGS INC COM STK	23,800	514,827	556,444
UNITED PARCEL SVC INC CL B	7,372	509,911	543,538
United States dollar	1,600,558	1,600,558	1,600,558
UNITED STATES TREAS NTS 0.25 10-31-2013	3,190,000	3,191,274	3,191,994
UNITED STATES TREAS NTS 0.375 7-31-2013	1,890,000	1,893,107	1,892,657
UNITED STATES TREAS NTS DTD 00307 .75% DUE 08-15-2013 REG	815,000	819,656	818,056
UNITED STATES TREAS NTS DTD 01/31/2012 .25% DUE 01-31-2014 REG	4,000,000	4,002,045	4,002,500
UNITED TECHNOLOGIES CORP COM	20,446	1,614,635	1,676,776
UNITEDHEALTH GROUP INC COM	62,177	3,220,369	3,372,480
UNUM CORP NT 6.75 DUE 12-15-2028 BEO	223,000	188,402	259,250
UNUM GROUP	41,100	868,801	855,702
US BANCORP	6,400	202,899	204,416
US TREAS NTS .625 DUE 04-30-2013	150,000	150,614	150,264
US TREAS NTS DTD 00314 0.5 DUE 10-15-2013 REG	2,910,000	2,919,161	2,917,502
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	10,900	529,069	651,493
VALERO ENERGY CORP COM STK NEW	16,200	405,037	552,744
VERIZON COMMUNICATIONS COM	9,300	354,981	402,411
VERTEX PHARMACEUTICALS INC COM	10,695	431,650	448,548
VISA INC COM CL A STK	32,320	3,038,527	4,899,066
VIVENDI SA EUR5.50	21,782	608,509	486,760
VMWARE INC CL A COM CL A COM	24,208	2,071,544	2,278,941
VODAFONE GROUP ORD USD0.11428571	846,720	2,379,663	2,125,762
VOLKSWAGEN AG NON VTG PRF NPV	3,590	583,490	814,796
VULCAN MATERIALS CO COM	26,000	1,147,498	1,353,300
VULCAN MATLS CO 6.5% DUE 12-01-2016	100,000	100,000	110,250
VULCAN MATLS CO 7.5% DUE 06-15-2021	225,000	221,389	256,500
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00008 6 DUE 11-15-2017	425,000	421,613	509,650
WALGREEN CO COM	37,370	1,283,415	1,383,064
WAL-MART STORES INC COM	39,650	2,054,892	2,705,320

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
WALT DISNEY CO	11,293	310,725	562,278
WARNER CHILCOTT PLC COM	31,200	387,068	375,648
WEG SA COM NPV	19,200	229,522	253,187
WELLPOINT INC 5.25% DUE 01-15-2016	525,000	513,324	585,052
WELLPOINT INC COM	15,900	959,462	968,628
WELLS FARGO & CO NEW COM STK	262,469	9,879,700	8,971,190
WESTN REFNG INC COM	6,900	182,253	194,511
WHIRLPOOL CORP COM	4,100	288,710	417,175
WHOLE FOODS MKT INC COM	29,213	2,123,541	2,668,023
WILLIAMS CO INC COM	44,130	1,397,985	1,444,816
WORKDAY INC CL A COM USD0.001	600	16,800	32,700
WPP PLC ORD GBP0.10	46,630	565,056	673,078
WYNDHAM WORLDWIDE CORP COM STK	5,400	239,328	287,334
XEROX CORP 5.625% DUE 12-15-2019	50,000	56,554	55,863
XEROX CORP 6.35% DUE 05-15-2018	225,000	247,228	259,493
XEROX CORP 6.4% DUE 03-15-2016	325,000	280,554	366,233
XEROX CORP COM	250,000	2,139,952	1,705,000
XEROX CORPORATION 4.5 DUE 05-15-2021	225,000	232,061	238,241
XL GROUP PLC ORD USD0.01	8,700	185,945	218,022
XSTRATA PLC ORD	35,250	752,513	606,795
YUM BRANDS INC COM	9,013	630,306	598,463
ZIMMER HLDGS INC COM	3,200	185,275	213,312
ZURICH INSURANCE GROUP AG CHF0.10	2,270	528,658	603,614
Grand Total	718,264,721	2,118,651,558	2,655,944,691

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
&&&BOND FUTURES OFFSET - LONG	363	46,635,062	46,630,797
ACE INA HLDG INC 5.6% DUE 05-15-2015	220,000	219,122	244,206
ALLSTATE CORP 6.75% DUE 05-15-2018	305,000	338,278	381,434
ALLSTATE CORP SR NT 7.45 DUE 05-16-2019	85,000	89,678	111,466
ALLSTATE LIFE GL FDG SECD MED TRM TRANCHE # TR 00039 5.375 DUE 4-30-2013	765,000	833,911	777,665
ALLY AUTO .45% DUE 07-15-2015	1,435,000	1,434,835	1,434,855
ALLY AUTO .70999997854% DUE 09-15-2014	324,519	324,516	324,988
ALLY MASTER OWNER 1.53999996185% DUE 09-16-2019	1,465,000	1,464,582	1,470,218
ALLY MASTER OWNER 1.81 DUE 05-15-2016	324,923	324,923	329,886
ALLY MASTER OWNER 2.15000009537% DUE 01-15-2016	265,000	264,997	269,333
ALLY MASTER OWNER TR 2012-1 ASSET BACKEDNT CL A-2 7 DUE 02-15-2017 REG	575,000	574,956	582,110
AMERICREDIT .62000000477% DUE 06-08-2017	220,000	219,968	219,995
AMERICREDIT 1.55% DUE 07-08-2016	595,000	594,986	602,418
AMERN INTL GROUP 8.25% DUE 08-15-2018	975,000	1,264,370	1,281,039
AMGEN INC 3.875 DUE 11-15-2021	980,000	977,256	1,076,220
AMGEN INC 5.65% DUE 06-15-2042	680,000	676,668	816,483
ANHEUSER BUSCH 2.5% DUE 07-15-2022	180,000	179,132	181,127
AOL TIME WARNER 7.625% DUE 04-15-2031	606,111	606,111	695,224
AON CORP 3.5% DUE 09-30-2015	732,632	732,632	763,574
AT&T INC 5.8% DUE 02-15-2019	500,000	620,645	613,517
AUTOZONE INC 3.7 DUE 04-15-2022	239,962	239,962	252,312
BANK AMER CORP 3.75% DUE 07-12-2016	490,000	446,338	523,774
BANK AMER CORP 5.625% DUE 07-01-2020	460,000	462,206	545,388
BANK AMER CORP 5.65% DUE 05-01-2018	1,340,000	1,366,391	1,559,014
BANK AMER CORP 5.7% DUE 01-24-2022	1,090,000	1,181,660	1,310,778
BANK AMER CORP 5.875% DUE 01-05-2021	700,000	709,884	838,097
BANK AMER CORP 7.625% DUE 06-01-2019	1,700,000	2,167,228	2,175,271
BOSTON PPTYS LTD PARTNERSHIP 3.7 15 NOV 2018	170,000	177,949	184,669
BP CAP MKTS P L C 1.846% DUE 05-05-2017	625,000	625,000	638,921
BSTN SCIENTIFIC 6% DUE 01-15-2020	916,523	916,523	904,001
BSTN SCIENTIFIC 6.4% DUE 06-15-2016	277,553	277,553	275,873
BURL NORTHN SANTA 3.05% DUE 09-01-2022	1,181,135	1,181,135	1,188,476
BURL NORTHN SANTA 4.1% DUE 06-01-2021	307,021	307,021	306,727
CALIFORNIA ST 6.2% 10-01-2019 BEO TAXABLE	1,800,000	2,215,224	2,190,600

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CAP 1 BK USA NATL 8.8% DUE 07-15-2019	191,533	191,533	243,737
CAP 1 FINL CORP 4.75% DUE 07-15-2021	870,195	870,195	864,872
CAP 1 FINL CORP 6.75% DUE 09-15-2017	344,850	344,850	348,065
CARMAX AUTO OWNER 1.41% DUE 02-16-2016	1,050,000	1,049,865	1,063,644
CHASE ISSUANCE TR 4.65000009537% DUE 03-15-2015	1,200,000	1,216,688	1,210,668
CHASESERIES 2012-8 NT CL A .54 DUE 10-16-2017	1,200,000	1,200,199	1,198,943
CIGNA CORP 8.5% DUE 05-01-2019	1,090,874	1,090,874	1,078,340
CITIGROUP INC 2.25% DUE 08-07-2015	480,000	479,073	491,581
CITIGROUP INC 4.5% DUE 01-14-2022	1,190,000	1,243,990	1,327,688
CITIGROUP INC 5.375% DUE 08-09-2020	285,000	300,320	335,858
CITIGROUP INC 5.5% DUE 02-15-2017	1,574,898	1,574,898	1,690,513
CITIGROUP INC 6.01% DUE 01-15-2015	700,000	733,523	764,901
CITIGROUP INC 6.125% DUE 05-15-2018	175,000	163,763	209,722
CITIGROUP INC 6.125% DUE 11-21-2017	1,390,000	1,624,486	1,654,318
CMO BEAR STEARN CML MTG SECS TR 07-PWR16PTHRU CTF CL A-AB VAR 6-11-40 REG	170,446	170,446	180,010
CMO BEAR STEARNS COML MTG SECS INC 2004-TOP14 CTF A-4 5.2 1-12-41 REG	199,980	210,010	207,723
CMO BEAR STEARNS COML MTG SECS INC GCMO BS 2003-PWR2 DUE 05-11-2039 BEO	462,248	472,215	470,730
CMO FEDERAL HOME LN MTG CORP SER 2945 CLBD 5.5% DUE 10-15-2034 REG	268,163	268,163	271,857
CNH EQUIP TR 1.74000000954% DUE 01-17-2017	1,170,000	1,169,726	1,182,072
CNH EQUIP TR 2.49000000954% DUE 01-15-2016	1,051,788	1,090,737	1,062,546
COMCAST CORP NEW 5.15% DUE 03-01-2020	350,000	383,793	414,842
COMCAST CORP NEW 5.7% DUE 05-15-2018	915,000	1,108,111	1,100,072
COMCAST CORP NEW 6.3% DUE 11-15-2017	430,000	503,531	527,509
COMCAST CORP NEW 6.5 DUE 15-01-2017	735,000	844,574	886,442
CONS EDISON CO N Y 5.3% DUE 12-01-2016	475,000	473,651	546,905
COOPERATIEVE 3.95% DUE 11-09-2022	355,000	354,535	363,532
COX COMMUNICATIONS 5.5% DUE 10-01-2015	900,048	900,048	898,340
DET EDISON 6.62% DUE 03-01-2016	1,450,000	1,682,708	1,578,380
DEVON ENERGY CORP 3.25% DUE 05-15-2022	526,862	526,862	553,156
DIRECTV HLDGS LLC 3.5% DUE 03-01-2016	933,233	933,233	990,545
DISNEY WALT CO NEW MEDIUM TERM NTS BOOK 1.1 12-01-2017	255,000	253,187	255,535
DOMINION RES INC 1.95% DUE 08-15-2016	170,000	169,959	174,706
DOW CHEM CO 4.125 DUE 11-15-2021	310,370	310,370	312,224
DOW CHEM CO/ 5.9 DUE 02-15-2015	559,055	559,055	551,614

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
DOW CHEMICAL CO 3% DUE 11-15-2022	2,063,720	2,063,720	2,070,381
DUKE ENERGY 5.1% DUE 04-15-2018	155,000	154,518	185,275
DUKE RLTY LTD 8.25% DUE 08-15-2019	261,627	261,627	300,472
ENCANA CORP 3.9% DUE 11-15-2021	864,853	864,853	939,513
EXELON GENERATION 4% DUE 10-01-2020	614,255	614,255	604,456
EXPT IMP BK KOREA NT 4 DUE 01-11-2017 REG	550,000	600,325	596,388
FANNIE MAE 1.55 DUE 10-29-2019	1,185,000	1,185,000	1,186,552
FED RLTY INVT TR 5.65% DUE 06-01-2016	155,000	155,000	174,369
FEDERAL HOME LN MTG CORP POOL #A22684 5.5% 10-01-2034 BEO	806,489	858,154	887,615
FEDERAL HOME LN MTG CORP POOL #A34054 6%04-01-2035 BEO	258,879	282,826	283,667
FEDERAL HOME LN MTG CORP POOL #A61558 6.5% 10-01-2036 BEO	429,130	466,584	487,182
FEDERAL HOME LN MTG CORP POOL #A78952 5.5% 12-01-2037 BEO	464,246	488,954	501,515
FEDERAL HOME LN MTG CORP POOL #A83000 5.5% 11-01-2038 BEO	546,144	555,446	616,101
FEDERAL HOME LN MTG CORP POOL #C91296 5%04-01-2030 BEO	181,841	190,478	195,672
FEDERAL HOME LN MTG CORP POOL #G01548 7.5% 07-01-2032 BEO	365,397	403,479	447,331
FEDERAL HOME LN MTG CORP POOL #G01777 6%02-01-2035 BEO	2,958,167	3,256,757	3,289,475
FEDERAL HOME LN MTG CORP POOL #G01837 5%07-01-2035 BEO	2,461,359	2,659,670	2,657,803
FEDERAL HOME LN MTG CORP POOL #G03392 6%10-01-2037 BEO	241,155	256,816	262,958
FEDERAL HOME LN MTG CORP POOL #G05903 5.5% 03-01-2040 BEO	633,342	680,093	701,207
FEDERAL HOME LN MTG CORP POOL #G0-6234 5.5% 11-01-2035 BEO	715,098	787,278	778,986
FEDERAL HOME LN MTG CORP POOL #G0-6950 5.5% 08-01-2038 BEO	586,296	645,567	638,677
FEDERAL HOME LN MTG CORP POOL #G06992 5.5% 07-01-2036 BEO	423,341	466,337	461,164
FEDERAL HOME LN MTG CORP POOL #G1-4448 4.5% 07-01-2026 BEO	2,885,842	3,091,910	3,071,454
FEDERAL HOME LN MTG CORP POOL #J11208 5%11-01-2024 BEO	785,540	828,253	857,176
FEDERAL HOME LN MTG CORP POOL #J1-7720 3% 01-01-2027 BEO	357,326	372,401	381,126
FEDERAL HOME LN MTG CORP POOL #J1-8087 3% 03-01-2027 BEO	277,850	290,049	296,356
FEDERAL NATL MTG ASSN 1.55 10-29-2019	1,220,000	1,219,756	1,219,255
FEDERAL NATL MTG ASSN GTD MTG POOL #AH4313 4.5% 02-01-2041 BEO	850,355	922,369	923,115
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ4098 4% 10-01-2026 BEO	3,079,308	3,315,067	3,299,254
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ6972 4% 11-01-2026 BEO	212,685	229,567	227,877
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0475 5.5% 03-01-2035 BEO	1,381,287	1,512,940	1,518,074
FEDERAL NATL MTG ASSN GTD MTG POOL #AL1544 5.5% 08-01-2037 BEO	269,635	296,599	296,337
FHLMC GOLD G03323 6 08-01-2037	735,988	784,244	802,088
FHLMC GOLD G13174 5 06-01-2023	251,320	266,517	269,526

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FHLMC GOLD G13644 5 07-01-2024	153,706	162,058	165,081
FHLMC GOLD Q02881 5 08-01-2041	376,741	421,949	421,878
FHLMC GOLD Q06616 3.5% DUE 03-01-2042	1,776,065	1,903,720	1,912,327
FHLMC GOLD SINGLE FAMILY 3% 30 YEARS SETTLES JANUARY	6,530,000	6,824,550	6,826,913
FHLMC GOLD SINGLE FAMILY 3.5% 30 YEARS SETTLES JANUARY	7,570,000	8,047,128	8,049,628
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES JANUARY	3,770,000	4,019,763	4,024,475
FHLMC MULTICLASS SER 2080 CL 2080-PJ 6.508-15-2028	426,919	444,377	487,599
FHLMC POOL #84-8209 FLTG RT 11-01-2036	644,776	693,437	693,015
FHLMC PREASSIGN 00050 2.5 04-23-2014	2,000,000	2,090,276	2,060,252
FIN CORP PRIN FICO STRIPS SER 1 REP PRINPMT 5-11-18 CPN 10 BD DUE 2018 REG	905,000	842,265	848,518
FING CORP PRIN FICO STRIPS PRINPMT ON9.817FIN CP DUE 11-30-2017 REG	4,511,000	3,624,249	4,236,952
FING CORP-FED BOOK ENTRY CPN FICO S SER D-INT BD ZCPN 03-26-2017	1,600,000	1,328,640	1,527,434
FING CORP-FED BOOK ENTRY PRIN FICO STRIPS 02-08-2018 REG	1,575,000	1,392,473	1,471,362
FLORIDA PWR CORP 3.85% DUE 11-15-2042	875,000	872,226	848,650
FNMA .875 12-20-2017	2,165,000	2,155,366	2,169,228
FNMA 1.5% NTS 26/06/2013 USD1000 1.5 06-26-2013	4,900,000	5,003,498	4,932,556
FNMA 1.7 10-04-2019	1,240,000	1,243,100	1,242,615
FNMA 1.7 11-13-2019	1,185,000	1,185,000	1,188,040
FNMA POOL #254485 7% DUE 11-01-2031 REG	15,710	16,400	18,782
FNMA POOL #254868 5% 09-01-2033 BEO	355,604	373,106	387,430
FNMA POOL #255706 5.5% 05-01-2035 BEO	679,023	731,435	742,022
FNMA POOL #323979 6.5% DUE 04-01-2029 REG	16,148	16,661	18,968
FNMA POOL #407591 6.5% DUE 12-01-2027 REG	55,238	56,869	64,653
FNMA POOL #725027 5% 11-01-2033 BEO	202,374	220,209	220,486
FNMA POOL #725773 5.5% 09-01-2034 BEO	4,345,728	4,821,721	4,754,353
FNMA POOL #735288 5% 03-01-2035 BEO	1,540,853	1,664,121	1,680,392
FNMA POOL #735358 5.5% 02-01-2035 BEO	262,314	256,248	287,416
FNMA POOL #735382 5% 04-01-2035 BEO	317,057	343,115	344,640
FNMA POOL #735402 5% 04-01-2035 BEO	6,560,446	7,072,437	7,160,438
FNMA POOL #735591 5% DUE 06-01-2035 REG	4,885,622	5,280,137	5,332,745
FNMA POOL #735667 5% 07-01-2035 BEO	457,488	495,088	499,370
FNMA POOL #735676 5% 07-01-2035 BEO	3,056,884	3,313,570	3,325,667
FNMA POOL #759385 ADJ RT DUE 01-01-2034 BEO	557,877	567,407	595,533
FNMA POOL #771060 6.5% 02-01-2033 BEO	840,573	923,580	952,709

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #880993 6% 01-01-2022 BEO	292,413	316,968	321,660
FNMA POOL #889929 5.5% 08-01-2037 BEO	138,243	150,297	151,934
FNMA POOL #890229 5% 07-01-2025 BEO	2,235,787	2,440,501	2,434,609
FNMA POOL #909207 6.5% 07-01-2023 BEO	567,921	630,088	636,289
FNMA POOL #922228 6.5% DUE 12-01-2036 REG	121,804	124,433	137,489
FNMA POOL #995112 5.5% DUE 07-01-2036 REG	262,407	287,910	287,081
FNMA POOL #AA9188 5% 08-01-2039 BEO	687,160	714,647	769,704
FNMA POOL #AB2083 4% 01-01-2041 BEO	863,820	874,011	926,930
FNMA POOL #AB2172 4% 02-01-2041 BEO	1,193,480	1,206,814	1,300,069
FNMA POOL #AB5248 3% 05-01-2042 BEO	1,141,068	1,188,405	1,196,838
FNMA POOL #AC0607 5% 12-01-2039 BEO	185,150	209,220	209,705
FNMA POOL #AC1619 5.5% 08-01-2039 BEO	389,169	410,634	438,045
FNMA POOL #AC3295 5% 10-01-2024 BEO	434,014	462,428	478,035
FNMA POOL #AD0110 5.5% 04-01-2036 BEO	2,401,257	2,562,591	2,702,835
FNMA POOL #AD0495 5.5% 02-01-2035 BEO	2,283,512	2,501,160	2,509,646
FNMA POOL #AD4384 5.5% 05-01-2040 BEO	383,554	413,220	420,578
FNMA POOL #AD4941 6% 06-01-2040 BEO	163,832	177,809	180,184
FNMA POOL #AD5541 5% 05-01-2030 BEO	167,437	175,731	185,143
FNMA POOL #AD5542 5% 05-01-2030 BEO	167,376	175,754	185,494
FNMA POOL #AD6448 5% 05-01-2040 BEO	183,860	207,762	207,095
FNMA POOL #AD7112 5.5% 07-01-2040 BEO	642,039	693,803	701,339
FNMA POOL #AD8676 5% 07-01-2040 BEO	1,459,339	1,542,795	1,634,639
FNMA POOL #AD9321 5% 08-01-2040 BEO	2,139,630	2,273,022	2,367,229
FNMA POOL #AE0178 6% 08-01-2024 BEO	254,575	278,283	280,038
FNMA POOL #AE4273 5% 09-01-2040 BEO	1,914,122	2,039,736	2,124,910
FNMA POOL #AO3244 3.5% 08-01-2032 BEO	975,047	1,044,672	1,050,121
FNMA POOL #AQ3298 3% 10-01-2042 BEO	1,111,496	1,172,281	1,169,729
FNMA POOL #MA0193 5.5% 08-01-2024 BEO	1,182,846	1,256,958	1,269,643
FNMA POOL #MA0321 5.5% 01-01-2030 BEO	211,054	228,852	229,317
FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS SETTLES JANUARY	1,185,000	1,238,325	1,239,066
FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES JANUARY	2,935,000	3,121,964	3,129,100
FORD CR AUTO OWNER .47% DUE 04-15-2015	285,000	284,981	285,227
FORD CR FLOORPLAN .74% DUE 09-15-2016	825,000	824,856	825,441
FORD CR FLOORPLAN 2.24% DUE 02-15-2016	425,000	424,981	432,389

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FORD MTR CR CO LLC 5.75% DUE 02-01-2021	2,102,803	2,102,803	2,129,953
FORD MTR CR CO LLC 5.875 DUE 08-02-2021	537,138	537,138	564,801
FUT MAR 13 10 YR T-NOTES	(105)	(13,964,797)	(13,942,031)
FUT MAR 13 5 YR T NT	(210)	(26,130,234)	(26,126,953)
FUT MAR 13 CBT UL T-BONDS	44	7,284,063	7,154,125
FUT MAR 13 U.S. T-BONDS	(90)	(13,383,281)	(13,275,000)
FUT MAR 13 US 2YR T-NT	(2)	(440,813)	(440,938)
GEN ELEC CAP CORP 5.3% DUE 02-11-2021	790,000	827,679	917,018
GEN ELEC CAP CORP 5.875% DUE 01-14-2038	745,000	756,592	898,658
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	1,500,000	1,712,040	1,711,554
GENERAL ELEC CAP CORP MEDIUM TERM NTS 2.3 DUE 04-27-2017	460,000	459,397	476,965
GENERAL ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY MTN 4.375% DUE 09-16-2020	295,000	284,643	329,234
GENERAL ELEC CO 2.7% DUE 10-09-2022	230,000	229,460	234,441
GENERAL ELEC CO 5.25% DUE 12-06-2017	220,000	222,045	259,413
GIC METLIFE CONTRACT # METLIFE SA 698 RATE 00.0000% MAT 00/00/0000	—	129,639,100	141,497,957
GLAXOSMITHKLINE 1.5 DUE 05-08-2017	600,000	597,846	608,723
GLAXOSMITHKLINE 5.65% DUE 05-15-2018	500,000	503,935	609,022
GNMA POOL #706848 5.5% 05-15-2040 BEO	985,130	1,065,171	1,095,844
GNMA POOL #781232 6.5% 12-15-2023 BEO	152,292	174,018	172,422
GOLDMAN SACHS 5.25% DUE 07-27-2021	730,000	732,842	832,182
GOLDMAN SACHS 5.75% DUE 01-24-2022	305,000	304,588	360,575
GOLDMAN SACHS GROUP INC MTN 7.5% DUE 02-15-2019	1,160,000	1,362,350	1,459,576
HEALTHCARE RLTY TR 6.5% DUE 01-17-2017	822,814	822,814	863,265
HEWLETT PACKARD CO 3.3% DUE 12-09-2016	597,900	597,900	610,733
HEWLETT PACKARD CO 4.3% DUE 06-01-2021	109,840	109,840	113,908
HLTH CARE REIT INC 2.25% DUE 03-15-2018	243,777	243,777	244,794
HSBC BANK USA NA 4.875 DUE 08-24-2020 BEO	1,200,000	1,256,520	1,337,326
HSBC FIN CORP 6.676% DUE 01-15-2021	1,205,000	1,217,942	1,429,577
HSBC HLDGS PLC 4 DUE 03-30-2022	440,000	464,943	481,741
HSBC HOLDINGS PLC 5.1 DUE 04-05-2021	200,000	235,890	236,176
HYUNDAI AUTO 1.63% DUE 03-15-2017	1,000,000	1,010,000	1,019,094
ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	1,850,000	2,092,350	2,071,926
JPMORGAN CHASE & 4.35% DUE 08-15-2021	485,000	482,672	542,345

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
JPMORGAN CHASE & 4.4% DUE 07-22-2020	530,000	528,437	598,287
JPMORGAN CHASE & 4.5% DUE 01-24-2022	570,000	624,700	644,805
JPMORGAN CHASE & 6.3% DUE 04-23-2019	990,000	1,094,426	1,221,424
JPMORGAN CHASE & CO FORMERLY J P MORGAN 6 DUE 01-15-2018 BEO	420,000	413,574	502,819
JPMORGAN CHASE & CO FORMERLY J P MORGAN NT 5.125 DUE 09-15-2014 REG	125,000	124,690	132,943
JPMORGAN CHASE BK N A NY N Y FORME 6 DUE10-01-2017	1,210,000	1,342,701	1,432,446
KELLOGG CO 1.75% DUE 05-17-2017	144,214	144,214	147,355
KINDER MORGAN 6.85% DUE 02-15-2020	446,676	446,676	503,975
KOREA REP NT 7.125% DUE 04-16-2019 REG	285,000	338,381	369,965
LIAB: WRAPPER FOR SYNTHETIC CONTRACTS	1	—	(25,883,954)
LIAB: WRAPPER FOR INSURANCE CONTRACTS	1	—	(9,877,592)
LOCKHEED MARTIN 3.35 DUE 09-15-2021	660,000	658,218	697,459
MAY DEPT STORES CO 6.65% DUE 07-15-2024	1,816,850	1,816,850	1,798,261
MERRILL LYNCH & CO 6.05% DUE 05-16-2016	282,056	282,056	313,744
MERRILL LYNCH & CO INC TRANCHE # TR 00677 6.875% DUE 04-25-2018	215,000	213,321	259,173
METLIFE INC 7.717% DUE 02-15-2019	360,000	461,376	471,963
MONDELEZ INTERNATIONAL INC 6.5 DUE 08-11-2017	1,804,913	1,804,913	1,893,142
MORGAN STANLEY 5.5% DUE 01-26-2020	350,000	354,694	392,628
MORGAN STANLEY 5.5% DUE 07-28-2021	315,000	313,925	357,643
MORGAN STANLEY FORMERLY MORGAN STANLEY MORGAN STANLEY 5.95 DUE 12-28-2017	520,000	548,101	588,850
NBCUNIVERSAL MEDIA LLC SR NT 4.375 4-1-2021	195,000	201,866	219,052
NEVADA PWR CO 7.125% DUE 03-15-2019	139,845	139,845	179,508
NEWS AMER INC SR NT 4.5 2-15-2021	601,514	601,514	599,784
NISOURCE FIN CORP 6.125% DUE 03-01-2022	311,874	311,874	359,532
NISOURCE FIN CORP 6.8% DUE 01-15-2019	79,779	79,779	98,168
NORTHROP GRUMMAN 1.85% DUE 11-15-2015	748,917	748,917	800,899
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	35,761,281	35,761,281	35,761,281
PAC GAS & ELEC CO 8.25% DUE 10-15-2018	1,004,547	1,004,547	1,055,187
Pending trade purchases: United States dollar	—	(26,593,776)	(26,593,776)
Pending trade sales: United States dollar	—	96,797	96,797
PEPSICO INC 2.75 DUE 03-05-2022	815,000	813,582	837,259
PETROBRAS INTL FIN 3.875% DUE 01-27-2016	614,906	614,906	633,002
PNC BK N A PITT PA MEDIUM TERM SUB TRANCHE # TR 00005 6.875 DUE 04-01-2018	300,000	349,458	374,732
PRUDENTIAL FINL INC DTD 06-21-2010 5.37506-21-2020	320,000	337,146	374,089

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PRUDENTIAL FINL INC MEDIUM TERM NTS TRANCHE # TR 00042 4.5 DUE 11-16-2021	580,000	631,272	652,293
PSE&G TRANSITION 6.75% DUE 06-15-2016	725,000	838,536	774,576
PSE&G TRANSITION 6.89% DUE 12-15-2017	695,000	829,928	795,932
PVTPL ABB TREAS CTR USA INC NT 144A 2.5%DUE 06-15-2016 BEO	425,000	422,314	441,906
PVTPL ABBVIE INC SR NT 144A 2.9% DUE 11-06-2022 BEO	1,025,000	1,018,399	1,043,840
PVTPL BAE SYS PLC NT 144A 4.75% DUE 10-11-2021 BEO	829,153	829,153	929,302
PVTPL BG ENERGY CAP PLC GTD NT 144A 4% DUE 10-15-2021 BEO	560,000	555,576	617,215
PVTPL BG ENERGY CAP PLC GTD NT 2.5% DUE 12-09-2015 BEO	205,000	203,624	213,982
PVTPL CMO AMERN TOWER TR I 5.4197 DUE 04-15-2037 BEO	500,000	547,656	512,847
PVTPL DEUTSCHE TELEKOM INTL FIN B V NT 2.25 DUE 03-06-2017	591,650	591,650	610,165
PVTPL HEINEKEN N V SR NT 1.4% DUE 10-01-2017 BEO	219,274	219,274	219,336
PVTPL LEGG MASON INC SR NT 5.5 DUE 05-21-2019 BEO	303,512	303,512	296,466
PVTPL MASS MUT LIFE INS CO SURP NT 144A 8.875 DUE 06-01-2039 BEO	785,000	1,057,756	1,185,384
PVTPL MET LIFE GLOBAL FDG I MEDIUM TE TRANCHE # TR 00020 1.7 DUE 06-29-2015	1,110,000	1,109,123	1,133,075
PVTPL MET LIFE GLOBAL FDG I MEDIUM TE 2 DUE 01-09-2015 BEO	820,000	830,944	842,126
PVTPL SABMILLER HLDGS INC 3.75 DUE 01-15-2022	243,829	243,829	264,559
PVTPL TURLOCK CORP SR NT 144A 2.75% DUE 11-02-2022 BEO	300,000	303,246	299,074
QUEBEC PROV CDA NT 4.6% DUE 05-26-2015 BEO	295,000	303,352	323,792
REED ELSEVIER CAP 8.625% DUE 01-15-2019	260,154	260,154	257,879
REGENCY CTRS L P 5.25% DUE 08-01-2015	43,029	43,029	46,889
REGENCY CTRS L P 5.875% DUE 06-15-2017	69,669	69,669	80,957
RIO TINTO FIN USA 9% DUE 05-01-2019	245,000	305,503	336,514
ROYAL BK SCOTLAND 2.55% DUE 09-18-2015	360,000	359,795	368,428
ROYAL BK SCOTLAND 5.625 DUE 08-24-2020	1,030,000	1,208,494	1,195,803
RSB BONDCO LLC 5.82% DUE 06-28-2019	495,000	569,637	585,328
SLM CORP 6 25 JAN 2017	1,190,750	1,190,750	1,190,750
SOUTHN CAL EDISON 5.5% DUE 08-15-2018	250,000	305,010	305,690
SPECTRA ENERGY 2.95% DUE 06-15-2016	295,388	295,388	298,499
STAPLES INC 9.75% DUE 01-15-2014	277,545	277,545	260,927
TECK RESOURCES LTD 4.5% DUE 01-15-2021	442,271	442,271	467,857
TELECOM ITALIA CAP 4.95% DUE 09-30-2014	592,200	592,200	588,816
TELECOM ITALIA CAP 6.175% DUE 06-18-2014	476,550	476,550	474,300
TELECOM ITALIA CAP 6.999% DUE 06-04-2018	828,350	828,350	822,960
TELEFONICA 5.462% DUE 02-16-2021	910,260	910,260	986,281

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-12

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
TI CAPITAL 7.175% DUE 06-18-2019	923,388	923,388	934,203
TIME WARNER CABLE 6.75% DUE 07-01-2018	713,676	713,676	874,428
TIME WARNER CABLE 7.3% DUE 07-01-2038	741,118	741,118	857,001
TIME WARNER CABLE 8.25% DUE 04-01-2019	936,558	936,558	931,516
TIME WARNER INC 3.4% DUE 06-15-2022	315,741	315,741	318,139
TIME WARNER NEW 4.7 DUE 01-15-2021	2,111,779	2,111,779	2,100,442
TRANSOCEAN INC SR NT 2.5 10-15-2017	234,328	234,328	237,472
U S BANCORP MEDIUM TERM SUB NTS 2.95 DUE07-15-2022	395,000	396,427	399,039
UNION PAC CORP 4.163% DUE 07-15-2022	150,000	171,968	169,679
UNION PAC CORP 6.125% DUE 02-15-2020	1,050,000	1,327,127	1,314,900
UNITED STATES OF AMER TREAS BONDS 2.75 BDS DUE 08-15-2042 USD100'BONDS 08/42'	1,280,000	1,285,447	1,236,000
UNITED STATES TREAS BDS .. 3.125% DUE 11-15-2041 REG	7,025,000	7,054,058	7,353,201
UNITED STATES TREAS BDS DTD 02/15/2012 3.125% DUE 02-15-2042 REG	5,885,000	6,436,844	6,153,503
UNITED STATES TREAS BILLS ZCP DUE 02-07-2013	85,000	84,992	84,997
UNITED STATES TREAS BILLS DTD 01 DEC 2012 10 JAN 2013	18,430,000	18,429,283	18,429,871
UNITED STATES TREAS NTS .625 09-30-2017 REG	5,740,000	5,733,565	5,729,685
UNITED STATES TREAS NTS .625% DUE 11-30-2017 REG	3,725,000	3,726,211	3,712,488
UNITED STATES TREAS NTS 0.25 10-31-2013	16,200,000	16,202,432	16,210,125
UNITED STATES TREAS NTS 0.25 DUE 02-28-2014	10,000,000	10,003,940	10,005,470
UNITED STATES TREAS NTS 2.75 DUE 02-28-2013 REG	3,170,000	3,204,148	3,183,251
UNITED STATES TREAS NTS DTD 00294 2.125%DUE 05-31-2015 REG	3,380,000	3,560,928	3,526,553
UNITED STATES TREAS NTS DTD 00350 1.75% DUE 05-31-2016 REG	245,000	256,638	255,929
UNITED STATES TREAS NTS DTD 10/31/2012 .25% DUE 10-31-2014 REG	9,000,000	8,997,852	9,002,106
UNITED STATES TREAS NTS DTD 11/15/2012 1.625% DUE 11-15-2022 REG	10,290,000	10,303,395	10,177,448
US TREAS NTS .50 DUE 11-15-2013 REG	11,150,000	11,181,531	11,180,919
US TREAS NTS .625 DUE 01-31-2013	530,000	530,374	530,207
US TREAS NTS 2.375 DUE 07-31-2017 REG	14,295,000	15,483,872	15,415,142
UTD STATES TREAS .25% DUE 11-30-2014	10,000,000	9,995,737	10,000,390
UTD STATES TREAS .5% DUE 05-31-2013	3,310,000	3,316,088	3,315,303
UTD STATES TREAS CPN .125 DUE 07-31-2014	18,040,000	17,998,174	18,009,693
UTD STATES TREAS NTS 2.75 NT 31/10/2013 USD1000 2.75 DUE 10-31-2013 REG	6,030,000	6,208,719	6,157,902
VERIZON 3.85% DUE 11-01-2042	295,000	294,584	290,152
WALGREEN CO 1% DUE 03-13-2015	519,360	519,360	520,438
WASTE MGMT INC DEL 4.75% DUE 06-30-2020	279,573	279,573	314,087
WASTE MGMT INC DEL SR NT 2.6 9-1-16	184,983	184,983	193,800
WATSON 3.25% DUE 10-01-2022	262,787	262,787	270,525
WELLPOINT INC 1.25% DUE 09-10-2015	420,000	419,828	423,321
WELLPOINT INC 7% DUE 02-15-2019	1,225,000	1,541,173	1,524,339
WELLS FARGO & CO 5.625% DUE 12-11-2017	770,000	771,763	918,382
WILLIAMS PARTNERS 3.35 DUE 08-15-2022	354,911	354,911	360,961
WILLIAMS PARTNERS 4% DUE 11-15-2021	232,789	232,789	235,311
WILLIS N AMER INC 6.2% DUE 03-28-2017	630,352	630,352	688,777
XEROX CORP 5.625% DUE 12-15-2019	2,147,085	2,147,085	2,117,208
XEROX CORPORATION 4.5 DUE 05-15-2021	316,032	316,032	317,654
Grand Total	433,751,069	550,394,873	533,295,097

MONSANTO SAVINGS AND INVESTMENT PLAN
Schedule of Assets (Held at Year End)
As of Dec. 31, 2012
(Dollars in thousands)

	Cost	Current Value
Identity of issuer, borrower, lessor or similar party
Total Assets Held per page 39 of attached detail	$2,118,652	$2,655,945
Reconciling Items:
Participant loans receivable	(28,764)	(28,764)
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	—	35,762
Total investments per financial statements	$2,089,888	$2,662,943

	Cost	Current Value
Identity of issuer, borrower, lessor or similar party
Total Investment Contract Assets per page 48 of attached detail	$550,395	$533,295
Reconciling Items:
Accrued interest income which is included in the $131,620, the $232,313 and the $171,395 on page 29 of the attached detail	2,033	2,033
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	—	35,762
Total investment and insurance contracts per financial statements	$552,428	$571,090

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 3
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Acquired and Disposed of Within Year) for the Year Ended Dec. 31, 2012

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
#REORG/BANCO SANTANDER SA EUR0.50(STOCK DIVIDEND 27/07/2012)	—	—	(90,850)	15,692
#REORG/BANCO SANTANDER SA	—	—	(87,216)	—
#REORG/ENSCO PLC SPON ADR MANDATORY EXCHENSCO PLC 2G1FA41 5/22/2012	5,700	(281,429)	(10,228)	514,840
#REORG/NEXEN INC COM CASH MERGER 2/25/2013	4,600	(81,926)	(4,600)	94,390
#REORG/TELEFONICA SA EUR1	—	—	(47,945)	15,010
ACCOR EUR3	6,200	(207,448)	(1,800)	63,138
ADR ASTRAZENECA PLC SPONSORED ADR UK	4,700	(209,524)	(10,800)	486,756
ADR BAIDU INC SPONSORED ADR	2,020	(267,497)	(12,303)	1,302,621
ADR BURBERRY GROUP PLC SPONSORED	163	(7,513)	(6,498)	265,234
ADR CEMEX SAB DE CV	3,000	(20,205)	(52,779)	478,242
ADR CREDIT SUISSE GROUP SPONSORED ADR ISIN US2254011081	34,200	(830,212)	(36,200)	898,514
ADR EMBRAER S A SPONSORED ADR REPSTG 4 COM SHS	700	(17,916)	(300)	8,168
ADR ICICI BK LTD	1,500	(58,485)	(8,220)	307,708
ADR KONINKLIJKE PHILIPS ELECTRS N V N Y REGISTRY SH NEW 2000	19,300	(401,702)	(5,000)	130,832
ADR NOVARTIS AG	17,400	(1,079,532)	(900)	53,925
ADR NOVO-NORDISK A S ADR	1,304	(171,110)	(2,489)	376,518
ADR ROCHE HLDG LTD SPONSORED ADR ISIN #US771195104	3,900	(168,058)	(3,900)	171,831
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS	1,100	(79,205)	(5,680)	409,913
ADR TENCENT HLDGS LTD ADR	4,157	(116,775)	(4,157)	118,710
ADR TOTAL SA	7,100	(316,799)	(4,200)	225,202
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	12,100	(331,175)	(32,100)	887,496
AGRIUM INC COM	4,600	(393,530)	(1,000)	100,670
AKZO NOBEL NV EUR2	8,900	(458,815)	(900)	58,789
AMERICAN TOWER CORP			(26,611)	1,676,397
BANCO SANTANDER EUR0.50 (RFD)	1,377	—	—	—
BANCO SANTANDER EUR0.50(REGD)	22,454	(179,781)	(73,042)	567,513
BANCO SANTANDER EUR0.50(STK DIV 31/10/2012)	—	—	(55,405)	10,758
BANCO SANTANDER SA EUR0.50 B RIGHTS 30/01/2012	—	—	(63,342)	—
BANCO SANTANDER SA EUR0.50 (RFD)	3,634	—	—	—
BANK AMER CORP 7.625% DUE 06-01-2019	225,000	(276,972)	(150,000)	184,853
BAYER AG NPV (REGD)	11,577	(739,679)	(500)	34,310
BBVA(BILB-VIZ-ARG) EUR0.49 (STK DIV 30/04/12)	—	—	(35,593)	—
BBVA(BILB-VIZ-ARG) EUR0.49(STK DIV 15/10/2012)	—	—	(36,350)	4,401
CIA ENERG MG-CEMIG PRF BRL5.00	5,900	—	(6,300)	154,575
CR SUISSE GROUP AG RIGHTS	—	—	(31,590)	486
ENN ENERGY COMSTK	100,000	(341,332)	(100,000)	422,367
GIC JP MORGAN CONTRACT# AMONSANTO03 RATE 0004.070% **INC	3,027,856	(3,027,856)	(129,619,973)	129,619,973
GIC MONUMENTAL CONTRACT# MDA01050TR RATE 3.4400% MAT EVERGREEN SYNTHETIC	9,414,807	(9,414,807)	(2,094)	2,094

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
HON HAI PRECISION GDR(REP 2 SHS TWD10)REG'S	8,329	—	(8,000)	56,372
HOSPITALITY PPTYS TR COM SH BEN INT COM SH BEN INT	13,500	(336,329)	(13,500)	312,325
HSBC HOLDINGS PLC ORD USD0.50(HONGKONG REG)	20,800	(182,434)	(4,400)	39,434
INDITEX EUR0.15	2,061	(180,379)	(4,600)	516,334
JPMORGAN CHASE & 4.35% DUE 08-15-2021	225,000	(231,562)	(150,000)	164,850
LLOYDS TSB BK PLC 4.2 DUE 03-28-2017	285,000	(284,694)	(285,000)	313,597
MAGNA INTERNATIONAL INC COMMON STOCK	300	(12,454)	(1,000)	45,622
MAN GROUP PLC ORD USD0.03428571428	—	—	(93,020)	113,880
MONSANTO PARTICIPANT LOANS	16,276,637	(16,276,637)	(16,191,876)	16,191,876
P.T. ASTRA INTL IDR500	—	—	(5,500)	46,166
REPSOL YPF SA EUR1 (STK DIV 05/07/2012)	—	—	(19,960)	13,546
ROCHE HLDGS AG GENUSSCHEINE NPV	6,050	(1,133,640)	(300)	61,048
SAMSUNG ELECTRONIC GDR REP 1/2 ORD REG'S/144A	100	(62,031)	(220)	106,367
SANOFI SPONSORED ADR	35,984	(1,661,289)	(2,700)	108,811
SCHNEIDER ELECTRIC EUR4.00	1,800	(111,925)	(1,660)	107,653
SHIRE PLC ADR	6,046	(613,606)	(15,256)	1,357,098
SIAM CEMENT CO THB1(NVDR)	37,900	(405,066)	(4,400)	59,497
TESCO ORD GBP0.05	133,710	(691,389)	(12,000)	66,113
TOTAL EUR2.5	1,710	(74,552)	(21,070)	943,420
UNICREDIT SPA NPV (POST SPLIT) (SUB RIGHTS 27/01/2012)	—	—	(26,299)	(134,206)
UNICREDIT SPA NPV (POST SPLIT)	82,299	(287,656)	(1)	7
UNILEVER PLC ORD GBP0.031111	1,600	(59,424)	(3,800)	122,675
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	3,600	(174,369)	(600)	34,609
VIVENDI SA EUR5.50 (B/R 25/05/12)	—	—	(21,080)	—
WEIR GROUP ORD GBP0.125	1,600	(43,997)	(15,600)	451,555
WPP PLC ORD GBP0.10	4,600	(59,931)	(14,000)	177,670
Grand Total	30,103,875	(42,362,643)	(147,546,706)	160,938,242

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
ABB FIN USA INC 1.625 DUE 05-08-2017	495,000	(498,679)	—	—
ADVANCE AUTO PTS 4.5 DUE 01-15-2022	120,000	(119,962)	(120,000)	127,842
ALLY AUTO .70999997854% DUE 09-15-2014	575,000	(574,994)	(250,481)	250,481
AMER MOVIL SAB DE 5% DUE 03-30-2020	185,000	(210,073)	—	—
AMERICAN EXPRESS CR CORP MEDIUM TERM NTS1.75 06-12-2015	490,000	(491,885)	(490,000)	500,952
AMERICAN EXPRESS CR CORP MEDIUM TERM NTS2.375 DUE 03-24-2017	485,000	(483,686)	(485,000)	509,490
AMERICAN EXPRESS CR CORP TRANCHE # TR 00071 7.3% DUE 08-20-2013	—	—	(295,000)	312,710
AMERISOURCEBERGEN 3.5% DUE 11-15-2021	290,000	(312,284)	—	—
AMERN EXPRESS CO 7% DUE 03-19-2018	245,000	(305,393)	(245,000)	300,020
AMERN INTL GROUP 3.8% DUE 03-22-2017	110,000	(109,777)	—	—
ANADARKO PETE CORP 6.375% DUE 09-15-2017	—	—	(1,000,000)	1,200,540
ANGLO AMERN CAP 2.15% DUE 09-27-2013	—	—	(330,000)	332,696
ANHEUSER BUSCH 1.375% DUE 07-15-2017	285,000	(284,179)	—	—
ANHEUSER BUSCH 2.5% DUE 07-15-2022	560,000	(557,301)	(380,000)	386,791
ANHEUSER BUSCH 6.875% DUE 11-15-2019	—	—	(400,000)	529,696
ANHEUSER BUSCH 7.75% DUE 01-15-2019	225,000	(297,068)	(225,000)	302,258
ANHEUSER BUSCH COS INC 4.95 DUE 01-15-2014 BEO	—	—	(652,000)	683,029
APACHE CORP 1.75 DUE 04-15-2017	200,000	(199,426)	(200,000)	203,164
APACHE CORP 3.25 DUE 04-15-2022 REG	375,000	(373,729)	(375,000)	407,003
ARCELORMITTAL SA 5% DUE 02-25-2017	60,000	(59,815)	—	—
AT&T INC 1.7% DUE 06-01-2017	235,000	(240,212)	—	—
AT&T INC 3 DUE 02-15-2022	230,000	(230,994)	—	—
BAE SYS HLDGS INC 6.375% DUE 06-01-2019	295,000	(339,305)	(295,000)	345,834
BANK AMER CORP 5.625% DUE 07-01-2020	705,000	(708,381)	(245,000)	248,511
BANK AMER CORP 5.625% DUE 10-14-2016	90,000	(88,540)	—	—
BANK AMER CORP 5.7% DUE 01-24-2022	1,845,000	(1,964,209)	(755,000)	848,983
BANK AMER CORP 5.75% DUE 12-01-2017	665,000	(723,631)	(700,000)	722,582
BANK AMER CORP 5.875% DUE 01-05-2021	700,000	(709,884)	—	—
BARRICK GOLD CORP 2.9% DUE 05-30-2016	—	—	(1,000,000)	1,054,170
BB&T CORP SR MEDIUM TERM NTS BOOK ENTRY 2.15 DUE 03-22-2017	530,000	(528,850)	(530,000)	539,009
BEAM INC 3.25% DUE 05-15-2022	215,000	(213,082)	—	—
BEAR STEARNS COS INC BEAR STEARNS CO 6.410 2 17 6.4% DUE 10-02-2017	290,000	(345,184)	—	—
BERKSHIRE HATHAWAY 1.6% DUE 05-15-2017	1,375,000	(1,383,521)	(1,375,000)	1,406,325
BHP BILLITON FIN 6.5% DUE 04-01-2019	70,000	(88,165)	(70,000)	89,252

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
BHP BILLITON FIN USA LTD 1.125 DUE 11-21-2014	300,000	(304,695)	(250,000)	253,085
BK NOVA SCOTIA B C 2.55% DUE 01-12-2017	370,000	(369,260)	(370,000)	379,297
BOSTON PPTYS LTD PARTNERSHIP 3.7 15 NOV 2018	285,000	(298,327)	(115,000)	125,678
BOTTLING GROUP LLC SR NT 4.125% DUE 06-15-2015/06-14-2015	130,000	(142,217)	—	—
BP CAP MKTS P L C 1.846% DUE 05-05-2017	1,070,000	(1,070,000)	—	—
BP CAP MKTS P L C 4.5% DUE 10-01-2020	205,000	(228,456)	—	—
BURL NORTHN SANTA 3.05% DUE 09-01-2022	1,150,000	(1,181,135)	—	—
BURL NORTHN SANTA 4.7% DUE 10-01-2019	120,000	(139,032)	—	—
CAP 1 BK USA NATL 8.8% DUE 07-15-2019	500,000	(643,740)	—	—
CAROLINA PWR & LT 5.3% DUE 01-15-2019	410,000	(498,101)	—	—
CATERPILLAR INC 1.5% DUE 06-26-2017	290,000	(294,130)	—	—
CATERPILLAR INC 5.70 5.7 DUE 08-15-2016 BEO	855,000	(1,012,398)	—	—
CDN NAT RES LTD 5.15% DUE 02-01-2013	—	—	(700,000)	704,529
CINTAS CORP NO 2 3.25% DUE 06-01-2022	270,000	(279,131)	—	—
CITIGROUP INC 2.25% DUE 08-07-2015	480,000	(479,073)	—	—
CITIGROUP INC 2.65% DUE 03-02-2015	290,000	(289,044)	(220,000)	220,563
CITIGROUP INC 4.45% DUE 01-10-2017	190,000	(189,740)	(190,000)	190,667
CITIGROUP INC 4.5% DUE 01-14-2022	1,770,000	(1,805,888)	(845,000)	848,457
CITIGROUP INC 4.75% DUE 05-19-2015	200,000	(210,576)	—	—
CITIGROUP INC 6.01% DUE 01-15-2015	—	—	(285,000)	309,252
CMO FEDERAL HOME LN MTG CORP SER 2945 CLBD 5.5% DUE 10-15-2034 REG	—	—	(70,733)	70,733
CMO GMAC COML MTG SECS INC 2003-C2 CL A-1 4.576% DUE 05-10-2040/12-10-2012 REG	350,303	(358,938)	(350,303)	350,303
COMCAST CORP NEW 5.7% DUE 05-15-2018	915,000	(1,108,111)	(235,000)	278,033
COMCAST CORP NEW 5.875% DUE 02-15-2018	245,000	(290,595)	—	—
COMMONWEALTH BK AUSTRALIA NY BRH 1.95 DUE 03-16-2015	480,000	(480,072)	(480,000)	483,211
CR SUISSE 1ST BSTN 5.5% DUE 08-15-2013	—	—	(1,000,000)	1,036,230
CSX CORP 5.75% DUE 03-15-2013	—	—	(700,000)	708,323
CVS CAREMARK CORP 6.125% DUE 08-15-2016	—	—	(500,000)	596,915
DEERE & CO 2.6% DUE 06-08-2022	205,000	(204,479)	—	—
DEERE JOHN CAP CORP 2.25 DUE 04-17-2019	75,000	(74,798)	—	—
DIAGEO INVT CORP 2.875% DUE 05-11-2022	720,000	(718,230)	(720,000)	755,534
DIRECTV HLDGS LLC 3.125% DUE 02-15-2016	—	—	(500,000)	525,655
DIRECTV HLDGS LLC 3.55% DUE 03-15-2015	260,000	(275,618)	(260,000)	273,884
DIRECTV HLDGS LLC 3.8% DUE 03-15-2022	—	—	(300,000)	299,718

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
DIRECTV HLDGS LLC 5.875% DUE 10-01-2019	330,000	(379,962)	(405,000)	463,490
DOW CHEM CO 4.125 DUE 11-15-2021	285,000	(310,370)	(890,000)	923,427
DOW CHEM CO/ 5.9 DUE 02-15-2015	500,000	(559,055)	—	—
DUKE ENERGY CORP 1.625% DUE 08-15-2017	900,000	(899,274)	(900,000)	906,417
EATON CORP 6.95% DUE 03-20-2019	195,000	(251,860)	—	—
EBAY INC NT 1.35 DUE 07-15-2017 REG	175,000	(174,900)	—	—
ECOLAB INC 4.35% DUE 12-08-2021	125,000	(142,030)	(450,000)	489,872
ENBRIDGE ENERGY 5.875% DUE 12-15-2016	—	—	(900,000)	1,040,778
ENERGY TRANSFER PARTNERS L P ENERGY TRANSFER PARTNERS 6.125 DUE 02-15-17 BEO	185,000	(210,685)	—	—
ENTERGY ARK INC 3.75% DUE 02-15-2021	205,000	(220,982)	—	—
EUROPEAN INVT BK SR GLOBAL BD 1.5% DUE 05-15-2014 REG	1,000,000	(1,014,700)	(1,000,000)	1,015,650
FEDEX CORP 2.625% DUE 08-01-2022	150,000	(149,619)	—	—
FIFTH THIRD BANCORP 3.5 BNDS DUE 03-15-2022	355,000	(352,536)	—	—
FREEPORT-MCMORAN COPPER & GOLD INC 3.55%DUE 03-01-2022	75,000	(74,810)	—	—
GEN ELEC CAP CORP 2.8% DUE 01-08-2013	—	—	(900,000)	900,819
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00838 2.1 DUE 01-07-2014	—	—	(1,500,000)	1,526,610
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	1,500,000	(1,712,040)	(585,000)	635,018
GENERAL ELEC CO 2.7% DUE 10-09-2022	230,000	(229,460)	—	—
GIC METLIFE CONTRACT # METLIFE SA 698 RATE 00.0000% MAT 00/00/0000	—	—	(848)	85,203
GLAXOSMITHKLINE 1.5 DUE 05-08-2017	1,655,000	(1,654,557)	(815,000)	831,191
GOLDMAN SACHS 3.625% DUE 02-07-2016	65,000	(65,289)	—	—
GOLDMAN SACHS 5.75% DUE 01-24-2022	605,000	(604,183)	(300,000)	302,739
GOLDMAN SACHS GROUP INC 3.3 DUE 05-03-2015	505,000	(504,641)	(505,000)	505,359
GOLDMAN SACHS GROUP INC NT DUE 02-07-2014 REG	500,000	(490,190)	(500,000)	501,225
GOODRICH CORP 6.125% DUE 03-01-2019	250,000	(312,740)	—	—
HARTFORD FINL SVCS 5.375% DUE 03-15-2017	100,000	(104,132)	—	—
HEWLETT PACKARD CO 4.65% DUE 12-09-2021	150,000	(157,863)	—	—
HONDA AUTO .57% DUE 07-18-2013	907,712	(907,871)	(907,712)	907,712
HOSPITALITY PPTYS SR NT 7.875 DUE 08-15-2014	200,000	(220,230)	—	—
HSBC BK USA N A 4.625% DUE 04-01-2014	—	—	(950,000)	994,489
HSBC USA INC NEW 2.375% DUE 02-13-2015	160,000	(159,659)	(160,000)	161,194
IBM CORP BNDS 1.25 DUE 02-06-2017 REG	375,000	(374,839)	(375,000)	374,483
INTL BUSINESS 1.95% DUE 07-22-2016	380,000	(391,290)	(380,000)	393,695

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
INTL PAPER CO 4.75% DUE 02-15-2022	600,000	(667,890)	(870,000)	965,230
INTL PAPER CO 7.95% DUE 06-15-2018	180,000	(229,689)	—	—
JOHN DEERE CAPITAL CORP TRANCHE # TR 00372 2.75 DUE 03-15-2022 REG	360,000	(363,620)	—	—
JOHNSON CTLS INC FLTG RT DUE 02-04-2014	355,000	(356,534)	(355,000)	355,987
JPMORGAN CHASE & 2.6% DUE 01-15-2016	60,000	(60,762)	—	—
JPMORGAN CHASE & 4.5% DUE 01-24-2022	1,215,000	(1,266,262)	(645,000)	668,959
JPMORGAN CHASE & 6.3% DUE 04-23-2019	—	—	(610,000)	753,923
JPMORGAN CHASE BK N A NY N Y FORME 6 DUE10-01-2017	275,000	(317,774)	(940,000)	1,090,444
KINDER MORGAN 5.95% DUE 02-15-2018	—	—	(200,000)	238,860
KOREA NATL OIL CORP GLOBAL TRANCHE # TR 00003 144A 3.125 04-03-2017	335,000	(334,015)	—	—
LLOYDS TSB BK PLC 4.2 DUE 03-28-2017	1,010,000	(1,009,236)	(1,010,000)	1,057,100
LOWES COS INC 3.12% DUE 04-15-2022	225,000	(224,906)	(225,000)	228,400
MACYS RETAIL HLDGS 3.875 DUE 01-15-2022	300,000	(299,464)	(300,000)	320,274
MAGELLAN MIDSTREAM 6.55% DUE 07-15-2019	—	—	(450,000)	554,760
MANITOBA PROV CDA GLOBAL DEB 1.3 DUE 04-03-2017 REG	580,000	(578,834)	(580,000)	584,855
MANITOBA PROV CDA GLOBAL DEB 2.625% DUE 07-15-2015 REG	850,000	(899,365)	(850,000)	901,816
MBNA CORP SR MEDIUM TERM NTS BEO TRANCHE# SR 00056 6.125 DUE 03-01-2013	—	—	(1,280,000)	1,308,754
MEDCO HLTH 7.125% DUE 03-15-2018	225,000	(269,492)	—	—
MEDTRONIC INC 3.125 DUE 03-15-2022 REG	135,000	(134,587)	—	—
MERCK & CO INC 2.4% DUE 09-15-2022	345,000	(344,879)	(345,000)	349,768
MERCK & CO INC NEW SR NT STEP UP 12-01-2013 11-26-2003	500,000	(529,650)	(500,000)	524,150
MORGAN STANLEY 5.5% DUE 07-28-2021	315,000	(313,925)	(580,000)	558,550
MORGAN STANLEY FORMERLY MORGAN STANLEY MORGAN STANLEY 5.95 DUE 12-28-2017	45,000	(45,690)	(785,000)	843,796
MORGAN STANLEY GLOBAL MEDIUM TERM NT SERF 6.625% DUE 04-01-2018/04-01-2008	300,000	(327,698)	—	—
MORGAN STANLEY MORGAN STANLEY 5.55% DUE 04-27-2017/04-27-2007	445,000	(457,536)	—	—
MORGAN STANLEY MTN 6% DUE 04-28-2015	—	—	(500,000)	544,555
MURPHY OIL CORP 4% DUE 06-01-2022	85,000	(84,818)	(85,000)	87,711
NATL CY BK CLEV OH 5.25% DUE 12-15-2016	—	—	(500,000)	571,900
NBCUNIVERSAL MEDIA LLC SR NT 4.375 4-1-2021	215,000	(242,501)	—	—
NEWMONT MNG CORP 3.5 DUE 03-15-2022 REG	420,000	(416,804)	—	—
NEWS AMER INC 6.9% DUE 03-01-2019	250,000	(307,788)	(250,000)	303,018
NEWS AMER INC SR NT 4.5 2-15-2021	525,000	(601,514)	(165,000)	175,745
NOBLE HLDG INTL 2.5% DUE 03-15-2017	305,000	(313,339)	—	—
OGLETHORPE PWR 6.1% DUE 03-15-2019	355,000	(426,856)	—	—

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
ONTARIO PROV CDA BD 2.45% DUE 06-29-2022REG	360,000	(358,607)	—	—
ONTARIO PROV CDA BD 3.15% DUE 12-15-2017REG	260,000	(281,284)	(260,000)	281,736
ONTARIO PROV CDA BD DTD 05/10/2011 2.3% DUE 05-10-2016 REG	1,020,000	(1,062,136)	(1,525,000)	1,591,896
ORACLE CORP 5.75% DUE 04-15-2018	160,000	(196,819)	—	—
PACIFICORP 5.45% DUE 09-15-2013	—	—	(1,500,000)	1,555,500
PACIFICORP 5.5% DUE 01-15-2019	75,000	(91,200)	—	—
PEPSICO INC 2.75 DUE 03-05-2022	1,075,000	(1,073,130)	(260,000)	262,823
PEPSICO INC 3.75% DUE 03-01-2014	275,000	(288,090)	(275,000)	285,929
PETROBRAS INTL FIN 3.875% DUE 01-27-2016	100,000	(105,626)	—	—
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	230,000	(239,616)	(665,000)	713,008
PETROBRAS INTL FIN 5.75% DUE 01-20-2020	385,000	(420,058)	(200,000)	220,000
PHILIP MORRIS INTERNATIONAL INC 3.875 BDS DUE 08-21-2042 USD1000	205,000	(200,055)	(205,000)	206,843
PHILIP MORRIS INTL INC 1.625 DUE 03-20-2017 REG	1,115,000	(1,105,556)	(1,115,000)	1,137,063
PHILIPS ELECTRONICS 3.75 DUE 03-15-2022	180,000	(179,181)	(180,000)	185,630
PLAINS ALL AMERN 3.65 DUE 06-01-2022	1,040,000	(1,062,878)	(1,040,000)	1,100,675
PLAINS ALL AMERN 5.75% DUE 01-15-2020	255,000	(297,452)	(705,000)	821,524
PNC FDG CORP 5.25% DUE 11-15-2015	—	—	(1,000,000)	1,118,030
PNC FDG CORP 5.4% DUE 06-10-2014	—	—	(300,000)	321,774
PVTPL ADT CORP NT 2.25 DUE 07-15-2017 BEO	295,000	(299,339)	—	—
PVTPL ARISTOTLE HLDG INC GTD SR NT 2.65 DUE 02-15-2017 BEO	330,000	(326,783)	—	—
PVTPL B A T INTL FIN PLC NT 144A 3.25% DUE 06-07-2022 BEO	210,000	(208,034)	—	—
PVTPL BANK MONTREAL QUE COVERED BD 144A 1.95% DUE 01-30-2017 BEO	530,000	(529,073)	(530,000)	537,896
PVTPL CMO CFCRE COML MTG TR 2011-C1 PASSTHRU CTF CL A-4 VAR RT 04-15-2044	360,000	(403,875)	(360,000)	399,291
PVTPL CNPC GENERAL CAPITAL LTD GTD SR NT2.75 04-19-2017	305,000	(306,104)	(305,000)	313,290
PVTPL CR SUISSE AG GUERNSEY BRH COVERED BD 1.625 DUE 03-06-2015	645,000	(642,897)	(645,000)	654,289
PVTPL DAIMLER FIN N AMER LLC 1.3 DUE 07-31-2015 BEO	450,000	(450,657)	(450,000)	453,344
PVTPL DIRECTV HLDGS LLC / DIRECTV FING INC SR NT 3.8 DUE 03-15-2022 BEO	300,000	(299,874)	—	—
PVTPL DNB BK ASA MEDIUM TERM BK NTS BOOK ENTRY 3.2 DUE 04-03-2017 BEO	470,000	(469,591)	(470,000)	479,945
PVTPL EXELON GENERATION CO LLC SR NT 144A 4.25% DUE 06-15-2022/06-18-2012 BEO	460,000	(460,832)	(460,000)	473,644
PVTPL HUTCHISON WHAMPOA INTL 03/13 LTD GTD NT 144A 6.5% DUE 02-13-2013 BEO	—	—	(1,600,000)	1,614,144
PVTPL ING BANK NV BD 3.75 DUE 03-07-2017	540,000	(538,045)	(540,000)	564,469
PVTPL KANSAS GAS & ELEC CO 1ST MTG BD 144A 6.7% DUE 06-15-2019 BEO	203,000	(259,219)	—	—
PVTPL KRAFT FOODS GROUP INC NT 2.25DUE 06-05-2017 BEO	355,000	(365,590)	—	—
PVTPL KRAFT FOODS INC 3.5 BDS 06/06/22 USD1000 144A DUE 06-06-2022 BEO	150,000	(148,650)	—	—

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
PVTPL LIBERTY MUT GROUP INC SR NT 144A 4.95% DUE 05-01-2022 BEO	90,000	(89,720)	(90,000)	89,944
PVTPL MET LIFE GLOBAL FDG I MTN TRANCHE # TR 00001 2.5 DUE 01-11-2013 BEO	—	—	(1,200,000)	1,203,324
PVTPL N V BK NEDERLANDSE GEMEENTEN MEDIUM TERM 1.375 DUE 03-23-2015	550,000	(548,037)	(550,000)	558,668
PVTPL PERNOD RICARD S A NT SER A 144A 4.25% DUE 07-15-2022 BEO	170,000	(169,286)	(170,000)	175,724
PVTPL PHILLIPS 66 GTD SR NT 144A 2.95% DUE 05-01-2017 BEO	230,000	(229,959)	—	—
PVTPL PHILLIPS 66 GTD SR NT 4.3% DUE 04-01-2022 BEO	680,000	(678,388)	(680,000)	701,495
PVTPL SABMILLER HLDGS INC 3.75 DUE 01-15-2022	450,000	(447,849)	(205,000)	224,127
PVTPL SABMILLER HLDGS INC GTD NT 144A 2.45% DUE 01-15-2017 BEO	280,000	(279,465)	—	—
PVTPL SPAREBANK 1 BOLIGKREDITT AS GLOBALMEDIU NT 144A 2.3 DUE 06-30-2018 BEO	1,800,000	(1,795,608)	(1,800,000)	1,877,624
PVTPL SR NT 144A 8.25 DUE 06-15-2019 BEO	210,000	(293,152)	—	—
PVTPL URS CORP / URS FOX US LP SR NT 3.85 DUE 04-01-2017	270,000	(269,627)	—	—
QUEST DIAGNOSTICS 6.4% DUE 07-01-2017	245,000	(294,549)	—	—
REPUBLIC SVCS INC 5.5% DUE 09-15-2019	125,000	(145,514)	—	—
RIO TINTO FIN USA 9% DUE 05-01-2019	150,000	(210,296)	—	—
ROYAL BK CDA 2.3% DUE 07-20-2016	—	—	(570,000)	596,990
SLM CORP 6.25 DUE 01-25-2016	25,000	(26,375)	(25,000)	26,566
SLM CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00107 7.25% DUE 01-25-2022	60,000	(58,958)	(60,000)	58,650
SOUTHERN PWR CO 4.875% DUE 07-15-2015	—	—	(240,000)	264,394
SOUTHWESTN BELL 7% DUE 07-01-2015	180,000	(212,693)	—	—
SOUTHWESTN ENERGY SR NT 7.5 DUE 02-01-2018	235,000	(282,759)	—	—
STATOILHYDRO ASA 5.25 DUE 04-15-2019	170,000	(206,275)	—	—
SVENSKA HANDELSBANKEN AB MEDIUM TERM SR TRANCHE # TR 00001 4.875 DUE 06-10-2014	—	—	(300,000)	317,826
SWEDBANK MTG AB 2.375% DUE 04-05-2017	880,000	(878,126)	(880,000)	919,466
SYSCO CORP 2.6% DUE 06-12-2022	140,000	(144,488)	—	—
TELECOM ITALIA CAP 4.95% DUE 09-30-2014	564,000	(592,200)	(800,000)	748,938
TELEFONICA 5.134% DUE 04-27-2020	130,000	(112,410)	—	—
TIME WARNER CABLE 6.75% DUE 07-01-2018	550,000	(672,905)	(250,000)	301,063
TIME WARNER CABLE 8.25% DUE 04-01-2019	700,000	(936,558)	(300,000)	391,569
TIME WARNER INC 3.4% DUE 06-15-2022	910,000	(919,876)	(85,000)	89,467
TOTAL CAP INTL 1.55% DUE 06-28-2017	360,000	(359,327)	—	—
TRANSOCEAN INC 6.5% DUE 11-15-2020	215,000	(244,186)	—	—
U S BANCORP MEDIUM TERM NTS 1.65 DUE 05-15-2017	630,000	(628,822)	(415,000)	414,527
UN BK CALIF N A 2.125 DUE 06-16-2017	365,000	(363,901)	—	—
UNION ELEC CO 6% DUE 04-01-2018	150,000	(183,261)	—	—

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-12

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
UNION PAC CORP 6.125% DUE 02-15-2020	1,230,000	(1,554,191)	—	—
US BANK NA FLTG RT DUE 04-29-2020	—	—	(1,700,000)	1,808,494
UTD TECHNOLOGIES 1.8% DUE 06-01-2017	295,000	(294,746)	—	—
UTD TECHNOLOGIES 3.1% DUE 06-01-2022	795,000	(794,388)	(795,000)	854,828
VA ELEC & PWR CO 5.95% DUE 09-15-2017	260,000	(319,524)	—	—
VERIZON 5.25% DUE 04-15-2013	400,000	(411,240)	(1,100,000)	1,127,434
VERIZON WIRELESS 8.5% DUE 11-15-2018	—	—	(500,000)	693,265
VIACOM INC NEW 3.125 DUE 06-15-2022	85,000	(87,770)	—	—
VODAFONE GROUP PLC 5.375% DUE 01-30-2015	265,000	(294,675)	—	—
WACHOVIA CORP 5.75% DUE 02-01-2018	245,000	(284,063)	—	—
WALGREEN CO 1.8% DUE 09-15-2017	80,000	(79,832)	(80,000)	80,619
WELLS FARGO & CO NEW MEDIUM TERM SR TRANCHE # SR 00125 1.5 DUE 07-01-2015	665,000	(663,697)	(665,000)	664,435
XYLEM INC SR NT 3.55 DUE 09-20-2016	—	—	—	—
Grand Total	75,125,015	(79,172,127)	(71,007,078)	75,141,503

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 4
Form 5500, Schedule H, Part IV, Line 4j –
Schedule of Reportable Transactions for the Year Ended Dec. 31, 2012

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report — Part A
Single Transaction in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 3,776,070,444

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part B
Series of Non-Security Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 3,776,070,444

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part C Summary
Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
NTGI COLLECTIVE GOVERNMENT SHORT TERM IN VESTMENT FUND CUSIP: 195997MV0	Total acquisitions	1,598	483,077,002	—	—	—	483,077,002	483,077,002
	Total dispositions	1,779	—	473,721,164	—	—	473,721,164	473,721,164

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 3,776,070,444

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part D
Series of Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 3,776,070,444

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report — Part A
Single Transaction in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss
Other
United States—USD
NTGI COLLECTIVE GOVERNMENT SHORT TERM IN VESTMENT FUND CUSIP: 195997MV0	27,769,356	31 Dec 12	1.00	—	—	—	27,769,356	27,769,356	—

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 513,540,753

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part B
Series of Non-Security Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 513,540,753

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part C Summary
Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES APRIL CUSIP: 02R040649	Total acquisitions	2	13,169,691		—	—	13,169,691	13,169,691
	Total dispositions	2		13,163,234	—	—	13,169,691	13,163,234
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES JULY CUSIP: 02R040672	Total acquisitions	2	13,278,256		—	—	13,278,256	13,278,256
	Total dispositions	3		13,330,159	—	—	13,278,256	13,330,159
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES JUNE CUSIP: 02R040664	Total acquisitions	2	13,268,583		—	—	13,268,583	13,268,583
	Total dispositions	2		13,294,782	—	—	13,268,583	13,294,782
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES MARCH CUSIP: 02R040631	Total acquisitions	2	14,257,173		—	—	14,257,173	14,257,173
	Total dispositions	3		14,244,266	—	—	14,257,173	14,244,266
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES MAY CUSIP: 02R040656	Total acquisitions	2	13,138,200		—	—	13,138,200	13,138,200
	Total dispositions	2		13,292,496	—	—	13,138,200	13,292,496
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES MARCH CUSIP: 01F040636	Total acquisitions	3	13,019,630		—	—	13,019,630	13,019,630
	Total dispositions	3		13,034,525	—	—	13,019,630	13,034,525
NTGI COLLECTIVE GOVERNMENT SHORT TERM IN VESTMENT FUND CUSIP: 195997MV0	Total acquisitions	493	373,904,332		—	—	373,904,332	373,904,332
	Total dispositions	352		354,565,338	—	—	354,565,338	354,565,338
UNITED STATES TREAS BILLS DUE 10-11-2012 REG CUSIP: 9127956M8S5	Total acquisitions	1	16,998,916		—	—	16,998,916	16,998,916
	Total dispositions	1		17,000,000	—	—	16,998,916	17,000,000
UNITED STATES TREAS BILLS DUE 11-08-2012 REG CUSIP: 9127956S5	Total acquisitions	1	16,998,446		—	—	16,998,446	16,998,446
	Total dispositions	1		17,000,000	—	—	16,998,446	17,000,000
UNITED STATES TREAS BILLS ZCP DUE 12-06-2012 CUSIP: 9127956V8	Total acquisitions	2	18,603,712		—	—	18,603,712	18,603,712
	Total dispositions	1		18,605,000	—	—	18,603,712	18,605,000
UNITED STATES TREAS BILLS 02-09-2012 CUSIP: 9127953C3	Total acquisitions	2	20,846,786		—	—	20,846,786	20,846,786
	Total dispositions	1		20,847,000	—	—	20,846,786	20,847,000

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 513,540,753

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part C Summary

Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
UNITED STATES TREAS BILLS 04-12-2012 UNITED STATES TREAS BILLS CUSIP: 9127955H0	Total acquisitions	1	17,999,213		—	—	17,999,213	17,999,213
	Total dispositions	1		18,000,000	—	—	17,999,213	18,000,000
UNITED STATES TREAS BILLS 05-10-2012 UNITED STATES TREAS BILLS CUSIP: 9127955M9	Total acquisitions	2	17,923,974		—	—	17,923,974	17,923,974
	Total dispositions	1		17,925,000	—	—	17,923,974	17,925,000
UNITED STATES TREAS BILLS 06-07-2012 DTD 12/08/2011 CUSIP: 9127955R8	Total acquisitions	1	17,924,059		—	—	17,924,059	17,924,059
	Total dispositions	1		17,925,000	—	—	17,924,059	17,925,000
UNITED STATES TREAS BILLS 07-05-2012 DTD 01/05/2012 CUSIP: 9127955U1	Total acquisitions	2	18,449,457		—	—	18,449,457	18,449,457
	Total dispositions	1		18,450,000	—	—	18,449,457	18,450,000
UNITED STATES TREAS BILLS 09-06-2012 DTD 03/08/2012 CUSIP: 9127956G1	Total acquisitions	1	16,044,077		—	—	16,044,077	16,044,077
	Total dispositions	1		16,045,000	—	—	16,044,077	16,045,000
UNITED STATES TREAS NTS .875% DUE 04-30-2017 REG CUSIP: 912828SS0	Total acquisitions	18	15,847,907		—	—	15,847,907	15,847,907
	Total dispositions	15		15,230,159	—	—	15,847,907	15,230,159
UNITED STATES TREAS NTS DTD .375% DUE 10-31-2012 REG CUSIP: 912828PD6	Total acquisitions	3	13,620,072		—	—	13,620,072	13,620,072
	Total dispositions	6		17,229,211	—	—	17,216,874	17,229,211
UNITED STATES TREAS NTS DTD 00262 1.375% DUE 11-15-2012 REG CUSIP: 912828LX6	Total acquisitions	3	16,451,877		—	—	16,451,877	16,451,877
	Total dispositions	1		16,375,000	—	—	16,451,877	16,375,000
UNITED STATES TREAS NTS DTD 00294 2.125% DUE 05-31-2015 REG CUSIP: 912828NF3	Total acquisitions	11	19,547,283		—	—	19,547,283	19,547,283
	Total dispositions	7		27,131,342	—	—	27,142,684	27,131,342
UNITED STATES TREAS NTS DTD 00305 .625% DUE 06-30-2012 REG CUSIP: 912828NS5	Total acquisitions	2	17,265,776		—	—	17,265,776	17,265,776
	Total dispositions	4		18,720,316	—	—	18,737,009	18,720,316
UNITED STATES TREAS NTS DTD 00306 2.625% DUE 08-15-2020 REG CUSIP 912828NT3	Total acquisitions	45	21,395,062		—	—	21,395,062	21,395,062
	Total dispositions	59		29,601,401	—	—	28,658,232	29,601,401

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 513,540,753

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part C Summary
Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
UNITED STATES TREAS NTS DTD 00333 .625% DUE 12-31-2012 REG CUSIP: 912828PW4	Total acquisitions	8	21,688,046		—	—	21,688,046	21,688,046
	Total dispositions	3		21,682,183	—	—	21,688,046	21,682,183
UNITED STATES TREAS NTS DTD 00350 1.75% DUE 05-31-2016 REG CUSIP: 912828QP8	Total acquisitions	6	13,555,410		—	—	13,555,410	13,555,410
	Total dispositions	10		13,364,764	—	—	13,298,772	13,364,764
UNITED STATES TREAS NTS DTD 00410 .75% DUE 06-30-2017 REG CUSIP: 912828TB6	Total acquisitions	21	18,637,167		—	—	18,637,167	18,637,167
	Total dispositions	23		17,262,170	—	—	17,233,774	17,262,170
UNITED STATES TREAS NTS DTD 08/15/2012 1.625% DUE 08-15-2022 REG CUSIP: 912828TJ9	Total acquisitions	14	16,414,623		—	—	16,414,623	16,414,623
	Total dispositions	8		16,500,823	—	—	16,414,623	16,500,823
UNITED STATES TREAS NTS DTD 12/31/2007 3.625% DUE 12-31-2012 REG CUSIP: 912828HM5	Total acquisitions	2	16,947,067		—	—	16,947,067	16,947,067
	Total dispositions	1		16,875,000	—	—	16,947,067	16,875,000
UNITED STATES TREAS NTS NT 1% DUE 04-30-2012 REG CUSIP: 912828NB2	Total acquisitions	5	24,533,976		—	—	24,533,976	24,533,976
	Total dispositions	7		25,985,472	—	—	26,014,680	25,985,472
UNITED STATES TREAS NTS T-NT 1.75% DUE 08-15-2012 REG CUSIP: 912828LH1	Total acquisitions	1	16,033,125		—	—	16,033,125	16,033,125
	Total dispositions	2		16,000,797	—	—	16,033,125	16,000,797
UNITED STATES TREAS NTS 2 DUE 02-15-2022 CUSIP: 912828SF8	Total acquisitions	24	14,713,945		—	—	14,713,945	14,713,945
	Total dispositions	27		14,917,224	—	—	14,713,945	14,917,224
US TREAS BILLS 0 03-08-2012 CUSIP: 9127953G4	Total acquisitions	3	24,609,020		—	—	24,609,020	24,609,020
	Total dispositions	3		24,609,799	—	—	24,609,020	24,609,799
US TREAS BILLS 08-09-2012 CUSIP: 9127956A4	Total acquisitions	2	15,610,210		—	—	15,610,210	15,610,210
	Total dispositions	1		15,611,000	—	—	15,610,210	15,611,000
US TREAS NTS DTD 02/29/2012 .875 DUE 02-28-2017 REG CUSIP: 912828SJ0	Total acquisitions	18	13,343,956		—	—	13,343,956	13,343,956
	Total dispositions	17		13,311,522	—	—	13,343,956	13,311,522

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 513,540,753

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part C Summary
Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
US TREAS NTS 1.375 DUE 09-15-2012 REG CUSIP: 912828LM0	Total acquisitions	6	26,255,963		—	—	26,255,963	26,255,963
	Total dispositions	6		26,179,054	—	—	26,255,963	26,179,054
US TREAS NTS 2.375 DUE 07-31-2017 REG CUSIP: 912828NR7	Total acquisitions	18	27,850,785		—	—	27,850,785	27,850,785
	Total dispositions	12		12,328,057	—	—	12,316,912	12,328,057
UTD STATES TREAS CPN .125 DUE 07-31-2014 CUSIP: 912828TF7	Total acquisitions	4	23,798,377		—	—	23,798,377	23,798,377
	Total dispositions	5		5,801,308	—	—	5,800,203	5,801,308
UTD STATES TREAS ZERO CPN 1.75% DUE 05-15-2022 CUSIP: 912828SV3	Total acquisitions	23	18,288,544		—	—	18,288,544	18,288,544
	Total dispositions	33		16,687,599	—	—	16,572,921	16,687,599

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 513,540,753

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 12 - 31 DEC 12

◆	5% Report—Part D
Series of Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2011-12-31 VALUE (INCLUDING ACCRUALS) OF 513,540,753

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MONSANTO SAVINGS AND INVESTMENT PLAN

By:	/s/ KAREN P. WISHART
Karen P. Wishart, Chairperson of the
Monsanto Company Employee Benefits Plans Committee, Administrator of the Plan
June 11, 2013

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm